Exhibit 99-1
                                                                    ------------



                              Koor Industries Ltd.

                              Financial Statements
                             As at December 31, 2005





                             Koor Industries Limited

                              Financial Statements
                             As at December 31, 2004

                                   Koor Industries Ltd. (an Israeli Corporation)


Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------



Contents


                                                                            Page
                                                                            ----

Auditors' Report                                                               2

Financial Statements:

Consolidated Balance Sheets                                                    3

Company Balance Sheets                                                         5

Consolidated Statements of Operations                                          6

Company Statements of Operations                                               7

Statement of Shareholders' Equity                                          8 - 9

Consolidated Statements of Cash Flows                                    10 - 15

Company Statements of Cash Flows                                         16 - 17

Notes to the Financial Statements                                        18 - 98

Report of Independent Registered Public Accounting Firm
The Shareholders
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (the "Company" or "Koor") and the consolidated balance sheets of the Company and its subsidiaries (the "Group") as at December 31, 2005 and 2004, and the related statements of operations, shareholders' equity and cash flows, for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Group's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method. The financial statements of these subsidiaries reflect total assets constituting 13% and 12% of the total consolidated assets as at December 31, 2005 and 2004 respectively, and total revenues constituting 13%, 9% and 13% of the total continuing consolidated revenues and 46%, 40% and 46% of the total discontinuing consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Furthermore, we did not audit the financial statements of certain affiliates, whose company's investments constitute NIS 66,107 thousand and NIS 232,190 thousand, as at December 31, 2005 and 2004, respectively, and its equity in earnings (losses) constitute NIS (5,469) thousand, NIS 7,336 thousand and NIS (12,875) thousand for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for such subsidiaries and affiliates, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Group as of December 31, 2005 and 2004 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the years, in the three-years ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2(B), the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements as of and for the year ended December 31, 2003 are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

March 21, 2006
Tel Aviv, Israel



Consolidated Balance Sheets as at December 31
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                                  -----------
                                                                                    2005           2004(1)               2005
                                                                            ------------      ------------     --------------
                                                                 Note                 NIS thousands            US $ thousands
                                                          -----------       ------------------------------     --------------
Assets

Current assets
Cash and cash equivalents                                                       318,798           291,299             69,259
Short-term deposits and investments                                 4           541,159           372,137            117,567
Trade receivables                                                   5            93,544         1,759,698             20,322
Other receivables                                                   6            87,937           483,450             19,104
Inventories and work in progress                                    7            90,909         2,158,659             19,750
Assets designated for sale                                         10                 -            41,765                  -
                                                                            -----------       -----------        -----------
                                                                              1,132,347         5,107,008            246,002
                                                                            -----------       -----------        -----------


Investments and long-term receivables
Investments in affiliates                                           8         2,668,193         1,326,261            579,664
Other investments and receivables                                   9           547,013           392,763            118,838
                                                                            -----------       -----------        -----------
                                                                              3,215,206         1,719,024            698,502
                                                                            -----------       -----------        -----------

Fixed assets                                                       10           726,606         2,709,106            157,855
                                                                            -----------       -----------        -----------

Intangible assets, deferred tax assets and
 deferred expenses                                                 11            19,461         2,321,214              4,228
                                                                            -----------       -----------        -----------

Assets relating to discontinued operations                         24           198,816         1,273,002             43,193
                                                                            -----------       -----------        -----------
                                                                              5,292,436        13,129,354          1,149,780

                                                                            ===========       ===========        ===========


                                                                                      Koor Industries Ltd. (An Israeli Corporation)

-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                                  -----------
                                                                                    2005           2004(1)               2005
                                                                            ------------      ------------     --------------
                                                                 Note                 NIS thousands            US $ thousands
                                                          -----------       ------------------------------     --------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                        12          272,127         1,657,200            59,119
Trade payables                                                      13           91,606         1,557,522            19,901
Other payables                                                      14          203,289         1,098,851            44,165
Customer advances                                                    7           21,942            27,942             4,767
                                                                            -----------       -----------        -----------
                                                                                588,964         4,341,515           127,952
                                                                            -----------       -----------        -----------

Long-term liabilities
Long-term bank loans                                                15        1,555,149         2,147,784           337,856
Other long-term loans                                               15           54,147           111,427            11,763
Debentures                                                         15B          390,854           646,200            84,913
Deferred taxes                                                     16G               78           234,184                17
Liability for employee severance benefits, net                      17            3,860           152,541               839
                                                                            -----------       -----------        -----------
                                                                              2,004,088         3,292,136           435,388
                                                                            -----------       -----------        -----------
Liabilities relating to discontinued operations                     24          160,048           985,870            34,770
                                                                            -----------       -----------        -----------

Contingent liabilities and commitments                              18

Convertible debentures of consolidated company                      15B               -           165,091
                                                                            -----------       -----------        -----------
Minority Interest                                                                56,729         2,468,275            12,324
                                                                            -----------       -----------        -----------
Shareholders' Equity                                                20        2,482,607         1,876,467           539,346
                                                                            -----------       -----------        -----------

                                                                              5,292,436        13,129,354         1,149,780
                                                                            ===========       ===========        ===========



---------------------------------      ------------------------------------           -----------------------------
Jonathan Kolber                            Prof. Gabriela Shalev                      Ran Maidan
Chief Executive Officer                    Member of the Board of Directors           Vice President
                                                                                      Chief Financial Officer

March 21, 2006

(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad networks.

The accompanying notes are an integral part of the financial statements.




Company Balance Sheets as at December 31
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                                  -----------
                                                                                    2005              2004               2005
                                                                            ------------      ------------     --------------
                                                                 Note                 NIS thousands            US $ thousands
                                                          -----------       ------------------------------     --------------


Assets

Current assets
Cash and cash equivalents                                                       266,962            29,665             57,997
Short-term deposits and investments                                 4           495,473           298,641            107,641
Short-term loans and current maturities
 of loans to investee companies                                                  37,212            49,928              8,085
Receivables:
  Investee companies                                                              2,606             9,435                566
  Others                                                            6            16,095            84,038              3,497
Assets designated for sale                                         10                 -            41,765                  -
                                                                            -----------       -----------        -----------

                                                                                818,348           513,472            177,786
                                                                            -----------       -----------        -----------

Investments and long-term receivables

Investments in investees                                            8         2,966,365         3,601,557            644,442
Other investments and receivables                                   9           356,664            33,175             77,485
                                                                            -----------       -----------        -----------

                                                                              3,323,029         3,634,732            721,927
                                                                            -----------       -----------        -----------

Fixed assets                                                       10            62,367            22,484             13,549
                                                                            -----------       -----------        -----------



                                                                              4,203,744         4,170,688            913,262
                                                                            ===========       ===========        ===========



                                                                                      Koor Industries Ltd. (An Israeli Corporation)


-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                                  -----------
                                                                                    2005              2004               2005
                                                                            ------------      ------------     --------------
                                                                 Note                 NIS thousands            US $ thousands
                                                          -----------       ------------------------------     --------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                       12           204,715           719,730             44,474
Trade payables                                                     13             1,223               383                266
Other payables:
 Investee companies                                                                   -            14,311                  -
 Others                                                            14            95,587            49,132             20,766
                                                                            -----------       -----------        -----------
                                                                                301,525           783,556             65,506
                                                                            -----------       -----------        -----------

Long-term liabilities
Loans from banks and others                                        15         1,028,758         1,505,690            223,497
Debentures                                                        15B           390,854                 -             84,913
Liability for employee severance benefits, net                     17                 -             4,975                  -
                                                                            -----------       -----------        -----------
                                                                              1,419,612         1,510,665            308,410
                                                                            -----------       -----------        -----------

Contingent liabilities and commitments                             18

Shareholders' equity                                               20         2,482,607         1,876,467            539,346
                                                                            -----------       -----------        -----------





                                                                              4,203,744         4,170,688            913,262
                                                                            ===========       ===========        ===========


--------------------------------             --------------------------------------       --------------------------------------
Jonathan Kolber                              Prof. Gabriela Shalev                        Ran Maidan
Chief Executive Officer                      Member of the Board of Directors             Vice President
                                                                                          Chief Financial Officer


March 21, 2006




The accompanying notes are an integral part of the financial statements.


                                                                               5



                                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations for the Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                            -----------------
                                                                 2005         2004(1)(2)     2003(1)(2)(3)               2005
                                                          -----------    ---------------   ---------------  -----------------
                                               Note                        NIS thousands                       US $ thousands
                                        -----------       ------------------------------------------------  -----------------

Revenues and earnings
Revenue from sales and
 services                                       23A          988,382          8,007,613         6,338,626           214,726
Group's equity in the
 operating results of investee
 companies, net                                 23G          363,535            (35,060)         (116,729)           78,978
Other income, net                               23F          223,205                  -                 -            48,491
                                                        ------------        -----------       -----------       -----------
                                                           1,575,122          7,972,553         6,221,897           342,195
                                                        ------------        -----------       -----------       -----------
Costs and losses
Cost of sales and services                      23B          801,657          5,277,615         4,229,284           174,160
Selling and marketing expenses                  23C           89,146          1,066,064           835,033            19,367
General and administrative
 expenses                                       23D          163,964            460,345           384,441            35,621
Other expenses, net                             23F                -             72,392           194,239                 -
Financing expenses, net                         23E          182,957            272,084           236,488            39,747
                                                        ------------        -----------       -----------       -----------
                                                           1,237,724          7,148,500         5,879,485           268,895
                                                        ------------        -----------       -----------       -----------
Earnings before income tax                                   337,398            824,053           342,412            73,300
Income tax                                      16H          (80,701)          (272,330)          (93,853)          (17,533)
                                                        ------------        -----------       -----------       -----------
                                                             256,697            551,723           248,559            55,767
Minority interest in
consolidated companies'
 results, net                                                  9,135           (430,921)         (207,006)            1,985
                                                        ------------        -----------       -----------       -----------
Net earnings from
 continuing operations                                       265,832            120,802            41,553            57,752

Net earnings from
discontinued operations                         24            50,381             24,188             4,809            10,945

Cumulative effect as of the
beginning of the year of
change in accounting
method (see Note 2S(1))                                       (3,054)                 -                 -              (663)
                                                        ------------        -----------       -----------       -----------

Net earnings for the year                                    313,159            144,990            46,362            68,034
                                                        ============        ===========       ===========       ===========
                                                                 NIS                NIS               NIS               US$
                                                        ------------        -----------       -----------       -----------
Basic and diluted earnings
 (loss) per NIS 1 par value
 of ordinary shares:                             27
From continuing operations                                    16,057              7,374             2,644             3,488
From discontinued operations                                   3,043              1,477               306               661
From cumulative effect of
 change in accounting method                                    (184)                 -                 -               (40)
                                                        ------------        -----------       -----------       -----------
Net earnings for the year                                     18,916              8,851             2,950             4,109
                                                        ============        ===========       ===========       ===========



(1)  See Note 1B relating to reclassification of statement of operations.

(2)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(3)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.


The accompanying notes are an integral part of the financial statements.





                                                                                      Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations for the Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                            -----------------

                                                                 2005         2004(1)        2003(1)(2)                  2005
                                                          -----------    ---------------   ---------------  -----------------
                                               Note                        NIS thousands                       US $ thousands
                                        -----------       ------------------------------------------------  -----------------

Revenues and earnings
Management services
 from subsidiaries                                             20,024            22,334            25,006              4,350
Koor's equity in the
 operating results of
 investee companies, net                       23G            134,616            26,200            36,270             29,246
Other income, net                              23F            438,133           234,959             5,691             95,184
                                                          ------------       -----------       -----------       -----------

                                                              592,773           283,493            66,967            128,780
                                                          ------------       -----------       -----------       -----------

Costs and losses
General and administrative
 expenses                                      23D             57,295            46,648            41,164             12,447
Financing expenses, net                        23E            144,836           110,806            35,108             31,466
                                                          ------------       -----------       -----------       -----------
                                                              202,131           157,454            76,272             43,913
                                                          ------------       -----------       -----------       -----------
Earnings (loss) before
 income tax                                                   390,642           126,039            (9,305)            84,867
Income tax                                                    (77,483)           18,951            55,667            (16,833)
                                                          ------------       -----------       -----------       -----------
Net earnings for the year                                     313,159           144,990            46,362             68,034
                                                          ============       ===========       ===========       ===========












(1) See Note 1B relating to reclassification of statement of operations,

(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.




                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                              Amounts
                                                           Number of                                      received in
                                                            ordinary                          Capital      respect of
                                                          shares (1)   Share capital         reserves   stock options
                                                        ------------  --------------      -----------  --------------

                                                                      -----------------------------------------------

Balance at January 1, 2003*                              15,173,377         564,515        2,564,099               -
Changes during 2003:
Net earnings for the year                                         -               -                -               -
Exercise of stock options granted to employees               67,783               -                -               -
Issuance of treasury stock (see Note 20B)                   500,000               -                -               -
Cancellation of provision for decline in value of
 autonomous investee (see Note 3A(1))                             -               -                -               -
Cumulative foreign currency translation
 adjustments, net                                                 -               -                -               -
                                                        -----------   --------------      -----------  --------------
Balance at December 31, 2003 *                           15,741,160         564,515        2,564,099               -


Changes during 2004:
Net earnings for the year                                         -               -                -
Exercise of stock options granted to employees               83,025               -                -
Cumulative foreign currency translation
 adjustments, net                                                 -               -                -               -
                                                        -----------   --------------      -----------  --------------
Balance as December 31, 2004                             15,824,185         564,515        2,564,099               -
Changes during 2005:
Net earnings for the year                                         -               -                -               -
Issuance of treasury stock (2)                              193,229               -                -               -
Issuance of stock options (3)                                     -               -                -          21,715
Exercise of stock options granted to employees              129,254               -                -               -
Cumulative foreign currency translation
 adjustments, net                                                 -               -                -               -
                                                        -----------   --------------      -----------  --------------
Balance as December 31, 2005                             16,146,668         564,515        2,564,099          21,715
                                                        ===========   ==============      ===========  ==============




(Table Continued)


                                                               Company       Cumulative
                                                            shares held          foreign
                                                                 by the         currency
                                                            Company and       translation     Accumulated
                                                           subsidiaries       adjustments          losses            Total
                                                         --------------    --------------   -------------     ------------
                                                            NIS thousands
                                                         -----------------------------------------------------------------

 Balance at January 1, 2003*                                   (272,458)        (120,609)     (1,008,378)       1,727,169

Changes during 2003:
Net earnings for the year                                            -                -          46,362           46,362
Exercise of stock options granted to employees                       -                -               -                -
Issuance of treasury stock (see Note 20B)                      192,137                -        (149,126)          43,011
Cancellation of provision for decline in value of
 autonomous investee (see Note 3A(1))                                -           73,401               -           73,401
Cumulative foreign currency translation
 adjustments, net                                                    -         (149,550)              -         (149,550)

                                                         --------------    --------------   -------------     ------------
Balance at December 31, 2003 *                                 (80,321)        (196,758)     (1,111,142)       1,740,393

Changes during 2004:
Net earnings for the year                                            -                -         144,990          144,990
Exercise of stock options granted to employees                       -                -               -                -
Cumulative foreign currency translation
 adjustments, net                                                    -           (8,916)              -           (8,916)

                                                         --------------    --------------   -------------     ------------
Balance as December 31, 2004                                   (80,321)        (205,674)       (966,152)       1,876,467

Changes during 2005:
Net earnings for the year                                            -                -         313,159          313,159
Issuance of treasury stock (2)                                  74,250                -         (24,641)          49,609
Issuance of stock options (3)                                        -                -               -           21,715
Exercise of stock options granted to employees                       -                -               -                -
Cumulative foreign currency translation
 adjustments, net                                                    -          221,657               -          221,657
                                                         --------------    --------------   -------------     ------------
Balance as December 31, 2005                                    (6,071)          15,983        (677,634)       2,482,607
                                                         ==============    ==============   =============     ============



*    See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.

(1)  Net of the Company holdings and its subsidiaries' holdings.

(2)  See Note 20B (3) See Note 20D.


The accompanying notes are an integral part of the financial statements.





                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 1C)


                                                                                                              Amounts
                                                                                                          received in
                                                                                              Capital      respect of
                                                                       Share capital         reserves   stock options
                                                                       -------------         --------   -------------
                                                                       ----------------------------------------------
Balance at January 1, 2005                                                  122,641          557,050               -

Changes during 2005
Net earnings for the year                                                         -                -               -
Issuance of treasury stock (1)                                                    -                -               -
Issuance of stock options (2)                                                     -                -           4,718
Exercise of stock options granted to
 employees                                                                        -                -               -
Cumulative foreign currency translation
 adjustments                                                                      -                -               -
                                                                       -------------    -------------   -------------
Balance at December 31, 2005                                                122,641          557,050           4,718
                                                                       =============    =============   =============






(Table Continued)


                                                                Company       Cumulative
                                                            shares held          foreign
                                                                 by the         currency
                                                            Company and      translation     Accumulated
                                                           subsidiaries      adjustments          losses            Total
                                                       -----------------  --------------    ------------     ------------
                                                         US$ thousands
                                                       ------------------------------------------------------------------

Balance at January 1, 2005                                     (17,450)         (44,683)       (209,897)         407,661

Changes during 2005
Net earnings for the year                                            -                -          68,034           68,034
Issuance of treasury stock (1)                                  16,131                -          (5,353)          10,778
Issuance of stock options (2)                                        -                -               -            4,718
Exercise of stock options granted to
 employees                                                           -                -               -                -
Cumulative foreign currency translation
 adjustments                                                         -           48,155               -           48,155

                                                       -----------------  --------------    ------------     ------------
Balance at December 31, 2005                                    (1,319)           3,472        (147,216)         539,346
                                                       =================  ==============    ============     ============


*    Represents an amount lower than US$ 1 thousand.
(1)  See Note 20B.
(2)  See Note 20D.










The accompanying notes are an integral part of the financial statements.





                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                          ------------   ---------------     -------------    ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ------------------------------------------------    ---------------
Cash flows generated by operating activities
Net earnings for the year                                    313,159            144,990             46,362            68,034
Adjustments to reconcile net earnings to net cash
 flows generated by operating activities (A)                (311,190)           707,195            802,260           (67,606)
                                                          ------------   ---------------      -------------    ---------------
Net cash inflow (outflow) generated by continuing
 operating activities                                          1,969            852,185            848,622               428

Net cash inflow (outflow) generated by
discontinued
 operating activities                                       (177,020)            42,221            (75,572)          (38,458)
                                                          ------------   ---------------      -------------    ---------------
Net cash flows from operating activities                    (175,051)           894,406            773,050           (38,030)
                                                          ============   ===============      =============    ===============


Cash flows generated by investing activities:
Purchase of fixed assets                                     (23,233)          (211,369)          (164,886)           (5,047)
Investment grants in respect of fixed assets                   2,226              6,908              8,482               484
Amounts charged to intangible assets
 and deferred expenses                                        (1,351)          (153,206)          (313,125)             (294)
Additional investments in subsidiaries                             -                  -               (600)                -
Acquisition of subsidiaries (B)                                    -           (293,781)           (14,372)                -
Investments in affiliates                                          -           (646,672)            (6,316)                -
Investments in loans to affiliates                                 -             (1,680)            (1,616)                -
Repayment of loans from affiliates and others                      -                  -            226,765                 -
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (C)                     199,953                  -            (14,182)           43,440
Repayment of liability in respect of purchase of
 subsidiary in prior years                                         -            (28,309)                 -                 -
Proceeds from realization of investment in
 proportionately consolidated subsidiary at the
 time it ceased being proportionately consolidated           (14,122)                 -                  -            (3,068)
(E)
Acquisition of minority in subsidiaries                            -             (4,762)                 -                 -
Proceeds from disposal of investments
 in investee companies and others                            644,850            636,286            123,742           140,093
Proceeds from sale of fixed assets and
 intangible assets                                             1,272              7,195             27,081               276
Investment in venture capital companies                      (15,426)           (34,928)           (13,580)           (3,351)
Decrease (increase) in other investments, net               (352,565)            (5,110)             7,465           (76,595)
Decrease (increase) in short-term deposits
 and investments, net                                       (167,297)            16,910            372,833           (36,345)
Proceeds from realization of subsidiary's shares
 that became proportionately consolidated (D)                      -             38,239                  -                 -
Net cash inflow (outflow) generated by
                                                          ------------   ---------------      -------------    ---------------
 continuing investing activities                             274,307           (674,279)           237,691            59,593

Net cash inflow (outflow) generated by
 discontinued investing activities                           144,623            (48,560)            28,894            31,419
                                                          ------------   ---------------      -------------    ---------------
Net cash flows from investing activities                     418,930           (722,839)           266,585            91,012

                                                          ============   ===============      =============    ===============


(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.





                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)(2)     2003(1)(2)(3)            2005
                                                          ------------   ------------------  ---------------- ---------------
                                                                         NIS thousands                         US $ thousands
                                                          --------------------------------------------------- ---------------

Cash flows generated by financing activities
Proceeds form issuance of debentures                         375,535                  -                  -            81,585
Proceeds from issuance of stock options                       21,715                  -                  -             4,718
Proceeds from issuance of treasury stock                      49,609                  -             43,011            10,778
Issuance of shares to minority interest in
 subsidiaries                                                  7,938             14,466             14,137             1,725
Dividend paid to minority interest
 in subsidiaries                                                   -           (107,006)           (56,529)                -
Issuance of convertible debentures in subsidiary                   -            665,982                  -                 -
Receipt of long-term loans and other
 long-term liabilities                                     1,337,534            973,463            949,392           290,579
Repayment of long-term loans, debentures
 and other long-term liabilities                          (1,886,717)        (1,781,944)        (1,806,899)         (409,889)
Increase (decrease) in credit from banks
 and others, net                                            (475,089)            10,494           (299,604)         (103,213)
                                                         ------------       ------------       ------------      ------------
Net cash outflow generated by continuing
 financing activities                                       (569,475)          (224,545)        (1,156,492)         (123,717)

Net cash inflow (outflow) generated by
 discontinued financing activities                            16,486             96,476            (53,291)            3,582
                                                         ------------       ------------       ------------      ------------
Net cash flows from financing activities                    (552,989)          (128,069)        (1,209,783)         (120,135)
                                                         ============       ============       ============      ============
Translation differences in respect of cash
 balances of autonomous foreign investee
 companies in continuing operations                              624             (8,913)           (10,272)              135

Translation differences in respect of cash
 balances of autonomous foreign investee
 companies in discontinued operations                         21,929             (6,945)           (18,001)            4,764
                                                         ------------       ------------       ------------      ------------

Increase (decrease) in cash and cash
 equivalents                                                (286,557)            27,640           (198,421)          (62,254)

Increase (decrease) in cash and cash
 equivalents from discontinued operations                  * 314,056            (83,192)           117,970            68,229
                                                         ------------       ------------       ------------      ------------
Increase (decrease) in cash and cash
 equivalents from continuing operations                       27,499            (55,552)           (80,451)            5,975

Balance of cash and cash equivalents
 at beginning of year                                        291,299            346,851            427,302            63,285
                                                         ------------       ------------       ------------      ------------

Balance of cash and cash equivalents
 at end of year                                              318,798            291,299            346,851            69,260
                                                         ============       ============       ============      ============



*    Including proceeds received from realization of subsidiary classified as discontinued operations in the amount of NIS 320,074 thousand.

(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.


The accompanying notes are an integral part of the financial statements.





                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                          ------------   ---------------     -------------    ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ------------------------------------------------    ---------------

A.   Adjustments to reconcile net earnings
     to net cash flows generated by
     operating activities:

Income and expenses not involving cash flows:

Earnings from discontinued operations                        (50,381)           (24,188)            (4,809)          (10,945)
Minority interest in earnings (losses) of
 subsidiaries, net                                            (9,135)           430,921            207,006            (1,985)
Group's equity in operating results of affiliates,
 net                                                        (269,328)            36,493            115,537           (58,512)
Depreciation and amortization                                 42,920            431,004            406,977             9,324
Deferred taxes, net                                           71,034             40,865            (29,203)           15,432
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                            25,281             29,824            (69,674)            5,492
Net capital losses (gains) from realization of:
  Fixed assets and intangible assets                              78             16,574             22,618                17
  Investments in formerly consolidated
   subsidiaries                                             (204,619)                 -            (16,428)          (44,453)
  Investments in investee companies                          (76,653)          (227,477)            (4,852)          (16,653)
Linkage of debentures and amortization
 of bond discount                                             15,318                  -                  -             3,328
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                        35,645              7,572            (82,644)            7,744
Inflationary erosion of value of investments,
 deposits and loans receivable                               (14,299)            16,534             38,968            (3,107)
Impairment in value of assets and investments
 (primarily venture capital investments)                      68,746             58,144             70,503            14,935
                                                        --------------   ---------------     --------------   ---------------
                                                            (365,393)           816,266            653,999           (79,383)
                                                        ==============   ===============     ==============   ===============


(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.





The accompanying notes are an integral part of the financial statements.





                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                          ------------   ---------------     -------------    ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ------------------------------------------------    ---------------


A.   Adjustments to reconcile net earnings
     to net cash flows generated by
     operating activities (cont'd):

Changes in operating asset and liability items:

Increase in trade receivables and
 other receivables (after taking into
 account non-current receivables)                            (36,613)          (129,753)          (205,869)           (7,954)
Decrease (increase) in inventories  (including
 long-term customer advances and deposits)                    13,856           (290,022)           (18,276)            3,010
Increase in trade payables and other payables                 76,960            310,704            372,406            16,721
                                                        -------------      -------------     --------------     -------------
                                                              54,203           (109,071)           148,261            11,777
                                                        -------------      -------------     --------------     -------------
                                                            (311,190)           707,195            802,260           (67,606)
                                                        =============      =============     ==============     =============

B.   Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital, excluding cash and
 cash equivalents                                                  -            (38,239)           (12,160)                -
Issuance of shares by investee company                             -             34,238                  -                 -
Fixed assets and investments, net                                  -           (286,907)            (2,404)                -
Long-term liabilities                                              -            187,019                192                 -
Goodwill                                                           -           (189,892)                 -                 -
                                                        -------------      -------------     --------------     -------------
                                                                   -           (293,781)           (14,372)                -
                                                        =============      =============     ==============     =============


(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.






The accompanying notes are an integral part of the financial statements.


                                                                              13




                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                          ------------   ---------------     -------------    ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ------------------------------------------------    ---------------
C.    Proceeds from realization of investments
      in formerly consolidated subsidiaries,
      net of cash in those subsidiaries at the
      time they ceased being consolidated

Assets and liabilities of the formerly
 consolidated subsidiaries at the
 time they ceased being consolidated:

Working capital surplus (deficit), excluding
 cash and cash equivalents                                  1,031,023                 -            (47,105)           223,989
Fixed assets and investments                                1,971,804                 -              8,765            428,374
Intangible assets                                           2,316,290                 -             15,440            503,213
Long-term liabilities                                      (1,601,477)                -             (3,463)          (347,920)
Investments in affiliated companies, net                   (1,315,995)                -             12,971           (285,899)
Realization of foreign currency translation
 adjustments of financial statements of
 autonomous investees                                          18,141                 -                  -              3,941
Capital gain (loss) on sale of investments in
 subsidiaries                                                 200,987                 -               (790)            43,664
Minority interest                                          (2,420,820)                -                  -           (525,922)
                                                         -------------      -------------     --------------     -------------
                                                              199,953                 -            (14,182)            43,440
                                                         =============      =============     ==============     =============

D. Proceeds from realization of subsidiary's shares that became proportionately consolidated

Working capital surplus excluding cash and
 cash equivalents                                                   -            23,057                  -                  -
Fixed assets, investments and intangible assets                     -            40,851                  -                  -
Realization proceeds receivable                                     -           (25,544)                 -                  -
Capital loss                                                        -              (125)                 -                  -
                                                         -------------      -------------     --------------     -------------
                                                                    -            38,239                  -                  -
                                                         =============      =============     ==============     =============



(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.






                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                          ------------   ---------------     -------------    ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ------------------------------------------------    ---------------


E. Proceeds from realization of investment in proportionately consolidated subsidiary at the time it ceased being proportionately consolidated

Assets and liabilities of formerly proportionately consolidated subsidiary, at the time it ceased being proportionately consolidated:

Working capital surplus, excluding cash
 and cash equivalents                                          36,900                 -                  -              8,017
Fixed assets and investments                                  129,917                 -                  -             28,224
Long-term liabilities                                         (62,023)                -                  -            (13,475)
Investments in affiliated companies, net                     (117,623)                -                  -            (25,554)
Capital gain                                                    3,632                 -                  -                789
Minority interest                                              (4,925)                -                  -             (1,069)
                                                         -------------      -------------     --------------     -------------

                                                              (14,122)                -                  -             (3,068)
                                                         =============      =============     ==============     =============
F.  Non-cash transactions

Purchase of fixed assets by credit                              4,712             9,172             24,514              1,024
                                                         =============      =============     ==============     =============
Purchase of other assets by credit                                  -            28,178              6,639                  -
                                                         =============      =============     ==============     =============
Proceeds from sale of fixed assets, formerly
 consolidated subsidiaries and realization
 of activities                                                      -                 -             15,145                  -
                                                         =============      =============     ==============     =============
Proposed dividend to minority shareholders
 by subsidiaries                                                    -            29,614             15,446                  -
                                                         =============      =============     ==============     =============
Dividend in kind from affiliated company                            -            33,363                  -                  -
                                                         =============      =============     ==============     =============
Loans converted into shareholders' equity
 of subsidiary                                                 13,419            14,042                  -              2,915
                                                         =============      =============     ==============     =============
Conversion of investment to loan in an affiliate                    -                 -                470                  -
                                                         =============      =============     ==============     =============



(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.




The accompanying notes are an integral part of the financial statements.






                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004           2003(1)                  2005
                                                          ------------   ------------     -------------       ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ---------------------------------------------       ---------------

Cash flows generated by operating activities:
Net earnings for the year                                    313,159            144,990             46,362            68,034
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                (432,634)          (136,907)          (163,429)          (93,990)
                                                         -------------      -------------       ------------      ------------
Net cash inflow (outflow) generated by
 operating activities                                       (119,475)             8,083           (117,067)          (25,956)
                                                         -------------      -------------       ------------      ------------
Cash flows generated by investing activities:
Investee companies:
  Acquisition of shares                                      (23,442)          (667,779)           (17,488)           (5,093)
  Loans granted, capital notes and
   non-current accounts                                       40,631             34,950            304,725             8,827
Purchase of fixed assets                                        (176)              (423)              (392)              (38)
Increase in investments and
 other receivables, net                                     (351,631)                 -            (31,428)          (76,392)
Proceeds from sale of fixed assets                                 8                  -                 30                 2
Proceeds from realization of investments
 in investee companies                                     1,372,044            562,177            102,875           298,076
Investment in short-term deposits and
 investments, net                                           (143,307)            63,412            460,818           (31,134)
                                                         -------------      -------------       ------------      ------------
Net cash inflow (outflow) generated by
 investing activities                                        894,127             (7,663)           819,140           194,248
                                                         -------------      -------------       ------------      ------------
Cash flows generated by financing activities:
Proceeds from issuance of debentures                         375,535                  -                  -            81,585
Proceeds from issuance of stock options                       21,715                  -                  -             4,718
Proceeds from issuance of treasury stake                      49,609                  -             43,011            10,778
Receipt of long-term loans and other
 long-term liabilities                                     1,007,119            637,000            360,213           218,796
Payments of long-term loans and
 other long-term liabilities                              (1,812,366)          (628,703)        (1,107,283)         (393,736)
Credit from banks and others, net                           (178,967)            11,743            (13,600)          (38,881)
                                                         -------------      -------------       ------------      ------------
Net cash inflow (outflow) generated by
 financing activities                                       (537,355)            20,040           (717,659)         (116,740)
                                                         -------------      -------------       ------------      ------------
Increase (decrease) in cash and cash
 equivalents                                                 237,297             20,460            (15,586)           51,552

Balance of cash and cash equivalents at
 beginning of year                                            29,665              9,205             24,791             6,445
                                                         -------------      -------------       ------------      ------------
Balance of cash and cash equivalents at
 end of year                                                 266,962             29,665              9,205            57,997
                                                         =============      =============       ============      ============


(1)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.






                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows for the Year Ended December 31 (cont'd)
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                  2005           2004           2003(1)                  2005
                                                          ------------   ------------     -------------       ---------------
                                                                         NIS thousands                         US $ thousands
                                                          ---------------------------------------------       ---------------

A.    Adjustments to reconcile net earnings
       to cash flows generated by operating
       activities

Income and expenses not involving cash flows:

Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                          (113,346)           47,879            (17,120)           (24,624)
Depreciation and amortization                                   2,043             2,022             13,718                444
Deferred taxes, net                                            77,483           (18,580)           (58,903)            16,832
Increase (decrease) in liability in respect of
 employee severance benefits, net                              (1,917)            3,491             (6,898)              (416)
Net capital losses (gains) from realization of:
 Fixed assets                                                       7                 -                 96                  2
 Investment in investee companies                            (424,261)         (213,249)           (11,635)           (92,171)
Increase in value of deposits and other
 erosions, net                                                (13,611)           (6,623)           (11,260)            (2,957)
Exchange rate differences and erosion of
 long-term loans and other liabilities                         49,006             6,077            (24,865)                 -
Erosion (linkage) of loans from banks
 and others                                                         -                 -            (10,526)            10,647
Changes in value of investments and assets                       (377)                -                673                (82)
                                                         -------------      -------------       ------------      ------------
                                                             (424,973)         (178,983)          (126,720)           (92,325)
                                                         -------------      -------------       ------------      ------------
Changes in operating assets and liability items:
Decrease (increase) in current accounts of
 investee companies, net                                        2,103            36,543            (43,975)               457
Decrease (increase) in receivables                             (9,535)             (213)            42,817             (2,072)
Increase (decrease) in trade payables
 and other payables                                              (229)            5,746            (35,551)               (50)
                                                         -------------      -------------       ------------      ------------
                                                               (7,661)           42,076            (36,709)            (1,665)
                                                         -------------      -------------       ------------      ------------
                                                             (432,634)         (136,907)          (163,429)           (93,990)
                                                         =============      =============       ============      ============

B. Significant non-cash transactions

Liquidation dividend from subsidiary                           14,407                 -                  -              3,130
                                                         =============      =============       ============      ============

Loans converted into shareholders' equity
 of subsidiary                                                 46,588             6,837                  -             10,121
                                                         =============      =============       ============      ============



(1)  See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.



                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------



Note 1 - General

     A. Koor Industries Ltd. is a holding company, engaged mainly in the fields of telecommunications, agro-chemicals, tourism, defense industry and venture capital investments, through its subsidiaries, proportionately consolidated companies and affiliates (the "Koor Group" or the "Group").

          The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.

     B. During 2005, the Company sold part of its investments in Makhteshim-Agan Industries Ltd. (as discussed in Note 3B(2)) and Telrad Networks Ltd. (as discussed in Note 3C(1)). As a result, the Koor Group ceased to control these companies and which has resulted in their deconsolidation during 2005. The companies are now included in the consolidated financial statements according to the equity method.

          As a result of the deconsolidation of these companies and to reflect the nature of the Group's activities as a holding company, management has classified the statement of operations in a single-stage format. Total revenues and income, including the Group's equity in the results of affiliates, are presented within revenues. The comparative figures have been reclassified on a consistent basis.

     C. The adjusted financial statements as at December 31, 2005, and for the year ended have been translated into U.S. dollars using the representative exchange rate at that date ($1 = NIS 4.603). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.


Note 2 - Significant Accounting Policies

     The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel.

     The significant accounting policies, which were applied on a consistent basis, are as follows:

     A.   Definitions:

     In these financial statements:

     1.  The Company                 -   Koor Industries Ltd. ("Koor" or "the
                                         Company").

     2.  The Group                   -   Koor Industries Ltd. and its investees

     3.  Subsidiaries                -   companies, including partnerships,
                                         whose statements are fully
                                         consolidated, directly or
                                         indirectly, with those of the Company.

    4.  Proportionately consolidated -   jointly controlled companies,
        companies                        which are proportionately
                                         consolidated, directly or indirectly,
                                         in Koor's consolidated financial
                                         statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)


     A.   Definitions (cont'd):

     5.   Affiliates                        - companies in which voting rights
                                              grant the Company significant
                                              influence over the operating and
                                              financial policies of these
                                              companies, and which are not
                                              subsidiaries or proportionately
                                              consolidated companies. Such
                                              companies are included on the
                                              equity basis.
     6.   Investees                         - subsidiaries, proportionately
                                              consolidated companies or
                                              affiliates.
     7.   Other companies                   - companies in which the
                                              investment does not confer
                                              significant influence, and are
                                              accounted for by the cost method.
     8.   Interested parties -              - as defined in Paragraph (1) of the
                                              definition of "interested parties"
                                              in Section 1 of the Israeli
                                              Securities Law - 1968.
     9.   Related parties                   - as defined in Opinion No. 29 of
                                              the Institute of Certified Public
                                              Accountants in Israel ("ICPAI").
     10.  Controlling shareholders          - as defined in the Israeli
                                              Securities Regulations (Financial
                                              Statement Presentation of
                                              Transactions between a Company
                                              and its Controlling Shareholder)
                                              - 1996.
     11.  Venture capital fund              - as defined in Standard  No. 1 of
                                              the Israel Accounting Standards
                                              Board ("IASB").
     12.  Venture capital investments       - an investment in a company that
                                              meets two conditions:
                                              (a)  The Company is engaged
                                                   primarily in research,
                                                   development or marketing of
                                                   innovative and intellectual
                                                   property intensive products
                                                   or processes; and
                                              (b)  At least 90% of the company's
                                                   financing stems from
                                                   shareholder equity (including
                                                   shareholder loans and
                                                   shareholders' guaranteed
                                                   credit), support of State
                                                   authorities or research
                                                   grants.
     13.  Consumer Price Index              - the Israeli Consumer Price Index
                                              (CPI) published by the Central
                                              Bureau of Statistics.
     14.  Dollar                            - U.S. dollar.
     15.  Adjusted amount                   - the historical nominal amount
                                              adjusted in conformity with the
                                              provisions of Opinions 23 and 34
                                              and Opinions 36 and 37.
     16.  Reported amount                   - the adjusted amount as at the
                                              transition date (December 31,
                                              2003), with the addition of
                                              amounts in nominal values that
                                              were added after the transition
                                              date and less amounts eliminated
                                              after the transition date.
     17.  Adjusted financial reporting      - financial reporting based on the
                                              provisions of Opinions 23, 34,
                                              36, 37 and 50.
     18.  Nominal financial reporting       - financial reporting based on
                                              reported amounts.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     B.   Financial statements in reported amounts

     (1) In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuation of Adjustment of Financial Statements". According to this standard, and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements for the effect of changes in the general purchasing power of the shekel was discontinued, commencing January 1, 2004. Until December 31, 2003, the Group continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The Group is applying the provisions of the Standard and, accordingly, the adjustment was discontinued, commencing January 1, 2004.

     (2) In the past, the Company prepared its financial statements on the basis of historical cost, adjusted to the CPI. The adjusted amounts included in the financial statements as at December 31, 2003, served as the starting point for the nominal financial reporting as of January 1, 2004. Additions made during the period were included in nominal values.

     (3) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but only the reported amounts of such assets.

     (4) In the financial statements, the term "cost" means cost in reported amount.

     (5) The financial statements of certain companies classified as autonomous units are stated based on the changes in the exchange rates of their relevant functional currencies - see 2D below.

     (6) All comparative data for prior period until January 1, 2004 are stated adjusted to the CPI of December 2003.

     C.   Reporting principles

     (1)  Balance sheets:

          a. The equity value of investments in investees was determined based on the reported financial statements of these companies.

          b. Non-monetary items (mainly - fixed assets, inventory, investments stated at cost and equity items) are stated in reported amounts.

          c. Monetary items are stated in the balance sheet at historical nominal values as at the balance sheet date.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     C.   Reporting principles (cont'd)

     (2)  Statements of operations:

          a. The equity in the results of operations of investees and the minority interest in the results of subsidiaries were determined based on the reported financial statements of such companies.

          b. Revenues and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses and income, etc.) or from provisions included in the balance sheet, are derived from the change between the reported amounts of the opening balance and the reported amount of the closing balance.

          c. The remaining statement of operations items (such as: sales, purchases, current manufacturing costs, etc.) are stated at nominal values.

     (3)  Statement of changes in shareholders' equity:

          A dividend declared in the reporting period is stated in nominal values.

     D.   Effects of the changes in foreign currency exchange rates

     The Company is applying Accounting Standard No. 13 "Effect of Changes in Exchange Rates of Foreign Currency" since January 1, 2004. The Standard discusses the translation of foreign currency transactions and the translation of financial statements of foreign operations for their inclusion in the financial statements of the reporting entity. The Standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, based on indications described in the Standard and the use of judgement, as well as the method for translating the financial statements of autonomous foreign investees.

     Foreign currency transactions
     -----------------------------

     Transactions denominated in foreign currency are recorded when first recognized at the exchange rate prevailing on the transaction date. Exchange rate differences arising upon the settlement of monetary items, or upon reporting of the Group's monetary items at exchange rates that are different than those used for initial recognition during the period, or from those reported in prior financial statements, are charged to the statement of operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     D.   Effects of the changes in foreign currency exchange rates (cont'd)

     Foreign operations classified as an autonomous investee
     -------------------------------------------------------

     Certain investees domiciled in Israel earn revenues and purchase the raw materials and fixed assets primarily in dollars. The dollar is also the primary currency of the economic environment in which such investees operate. In accordance with the principles prescribed in Section 29(a) of Opinion No. 36 of the ICPAI the dollar constitutes the measurement and reporting currency in their financial statements.

     The financial statements of investees operating in foreign countries as an "autonomous investee", and companies incorporated in Israel for which the measurement and reporting currency is the dollar are translated to Israeli currency as follows:

     (1) The assets and liabilities, both monetary and non-monetary of an autonomous foreign investee were translated according to the closing rate. Goodwill is also translated at the closing rate, beginning January 1, 2004.

     (2) Income and expense items are translated at the exchange rate prevailing on the transaction date.

     (3)  All exchange rate differences created are classified as a separate item in shareholders' equity until the investee is disposed of.

     Impairment in the value of an investment in an autonomous foreign investee does not constitute a partial disposal and therefore, no part of the translation differences is charged to the statement of operations at the time of the impairment.

     Foreign operations classified as integrated investee
     ----------------------------------------------------

     The financial statements of investees operating oversees that are an "integrated investee" of the Group, in accordance with the tests prescribed in Standard No.13 of the IASB, are translated from foreign currency to Israeli currency - with non-monetary items translated at the historical exchange rate prevailing on the transaction date and monetary items translated at the exchange rate prevailing on the balance sheet date. Statement of operations items are translated at the average exchange rate, except for revenues and expenses related to non-monetary items that were translated at the historical exchange rates at which the related non-monetary items were translated. Differences resulting from the translation are charged to financing expenses.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     E.   Consolidation of financial statements

     (1) The consolidated financial statements include the financial statements of the Company and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method. A jointly controlled entity is an entity in which all the shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof.

     (2) Regarding companies that were consolidated in the past and are not included in the consolidation in the reporting year - see Note 3B(2) and Note 3C(1).

     (3) For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

     (4) The consolidated financial statements include the pro rata share of asset, liability, income and expense items of proportionately consolidated companies, based on the holding percentages in these companies.

     (5) As to the financial statements of subsidiaries that are adjusted according to changes in foreign currency exchange rates - see Note 2D above.

     (6)  a.   The excess cost of business over the fair value of its identified assets less the fair value of the identified liabilities (after allocation of the tax deriving from temporary differences) on acquisition date, is charged to goodwill.

          b. The excess cost allocated to assets and liabilities is charged to the appropriate balance sheet items.

          c. The excess book value over the cost of the investment is deducted first from intangible assets. Negative excess cost remaining after the allocation to intangible assets is deducted from non-monetary assets on a pro rata basis to the fair value of these assets, based on the Company's share. The balance of the negative excess cost, after the said allocation, is stated in the consolidated balance sheet as deferred income and will be amortized on a straight-line basis over ten years.

          d. Goodwill is stated in the consolidated balance sheet in "Intangible assets, deferred tax assets and deferred expenses" and is systematically amortized over its estimated useful life. The amortization period represents the best possible estimate of the period in which the Company expects to derive future economic benefit from the goodwill. The Group companies amortize goodwill mainly over a period of 10 to 20 years (see Note 2AD(5)).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     E.   Consolidation of financial statements (cont'd)

     (7) Material intercompany balances and transactions between Group companies were eliminated for consolidation purposes. Likewise, material unrealized income from intercompany sales not yet realized outside the Group were eliminated.

     (8) The Company's shares that were acquired by the Company and subsidiaries are recorded as treasury stock.

     (9) According to the criteria prescribed in Opinions 48 and 53 of the IACPA, when the sale and/or exercise of convertible securities that were issued by investees (including of employee options) is probable, and a decline in the shareholding percentage is expected upon conversion or exercise, as a result of which the holder will sustain a loss, an appropriate provision is included in respect of the anticipated loss. (See Note 2AD(1).)

     F.   Use of estimates

     Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments in determining the reported amounts of assets, liabilities, revenues, expenses and the disclosure relating to contingent assets and liabilities. Actual results may differ from such estimates.

     G.   Cash and cash equivalents

     Cash and cash equivalents include short-term bank deposits and short-term government loans traded in banks, with an original maturity of three months or less, on the date of investment, and which are not restricted.

     H.   Marketable Securities

     (1)  Marketable securities
          ---------------------

          Investments in marketable securities held for the short-term as a current investments are stated according to the stock market price as at the balance sheet date. The changes in the fair value of the securities are recorded in the statement of operations in each reporting period. Investments in marketable securities, which are permanent investments (held to maturity), are stated at cost (debentures - including accrued interest), net of a provision for decrease in value that is not of a temporary nature (see also section
          (3) below).

     (2)  Non-marketable securities
          -------------------------

          Non-marketable securities are stated at cost (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (3) below).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     H.   Marketable Securities Cont'd):

     (3)  Decrease in value of investments
          --------------------------------

          From time to time, the Group evaluates whether there has been a non-temporary decrease in value in its permanent investments in other companies. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a decline in stock market prices, the investee's businesses, the industry in which the investee operates and other parameters. The impairment in value of these investments, which is not temporary, and which management bases on an evaluation of all the relevant aspects after giving appropriate weight to each of them, is charged to the statement of operations.


     I.   Allowance for doubtful accounts

     The financial statements include allowances for doubtful accounts, which management believe that fairly reflect the loss inherent in accounts whose collection is doubtful. Management determines the allowances on information it has on the financial status of debtors, the volume of their activity and a valuation of the collateral received from them. The allowance is determined specifically for accounts whose collection is doubtful.

     J.   Sale of trade receivables

     The sale of financial assets is recognized as a sale when full control of the asset and all of the risks and rewards related to the asset are transferred in full to an independent third party. See Note 3B(4).

     K.   Inventories

     Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw materials, ancillary materials and spare parts - at "moving average" or by the "first-in, first-out" method.

     Finished goods and goods in process-based on manufacturing costs
     (including materials, labor and subcontractor costs) plus allocated indirect manufacturing and other expenses. Merchandise - by the "first-in, first-out" or the "moving average" method.

     L.   Projects in progress:

     Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the "percentage of completion" method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs (see Note 2T(2) below).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)


     M.   Holdings of a venture capital fund in venture capital investments

     (1) The holdings of a venture capital fund in venture capital investments are stated at cost (at their reported amounts), net of impairment provisions, if a non-temporary decline in their value occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized. Also see Note 2H(3) above.

     (2) Venture capital investments that management intends to realize in the short-term are included in current assets on the basis of cost, net of impairment provision, which does not exceed the market value of the investment.

     N.   Investments in affiliates

     (1) The investments in affiliates are presented by the equity method. Taken into account when computing the Company's share are losses due to the expected realization of convertible securities issued by affiliates, if the conversion or exercise of those securities is probable. The equity value of the investments in these companies takes into account the amounts as they are included in the companies' financial statements.

     (2)  Regarding the goodwill amortization policy - see Note 2E(6) above.

     (3) Regarding the decline in vale of investments in affiliates - see Note 2AC.

     O.   Monetary balances stated at present value

     Monetary balances - long-term debts and liabilities - that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.

     P.   Fixed assets

     1.   Fixed assets are stated at cost.

     2. Financing expenses on loans and credit used to finance the construction or purchase of fixed assets, and other costs related to the purchase or construction of the fixed assets, are capitalized to the cost of these assets, in accordance with Accounting Standard No. 3 on the Capitalization of Finance Costs.

     3. The cost of assets for which an investment grant was received is stated net of the grant amount.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     P.   Fixed assets (cont'd)

     4. Improvements and renovations are charged to the cost of assets, whereas repair and maintenance expenses are charged to the statement of operations as incurred.

          The annual depreciation rates used are as follows:

                                                     %
                                                ----------
          Buildings and leasehold rights            2-10     (mainly 2%)
          Machinery, equipment and
          facilities                                5-20     (mainly 10%)
          Vehicles and forklifts                    10-20    (mainly 15%)
          Office furniture and equipment            6-33     (mainly 6% and 25%)
          Computers and auxiliary equipment         20-33
          Leasehold improvements                    10*

          * or the lease period, whichever is lower.

     Q.   Other assets and deferred expenses

     Other assets and deferred expenses are amortized on a straight-line basis over the expected period of benefit therefrom.

     Licensing of products, marketing rights and intangible assets in the purchase of products - 5 to 20 years. See Note 2E(6) regarding goodwill deriving from the acquisition of companies that were consolidated. Debenture issue costs - according to the debenture period (mainly 6 years).

     R.   Convertible securities

     1. Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated in long-term liabilities. Debentures, the conversion of which is probable, are disclosed on the balance sheet between long-term liabilities and shareholders' equity, according to the liability value or the capital value, whichever is the higher. See Note 2AD(1).

     2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the "minority interest" or in "investments in investees" in the consolidated balance sheet, and in "investment in investees" in the Company balance sheet. See Note 2AD(1).

     S.   Deferred taxes

     In July 2004, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 19 on "Taxes on Income" ("the Standard"). The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard was adopted as a cumulative effect of a change in accounting method. The transition to Accounting Standard No. 19 resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived mainly from an increase in liabilities for deferred taxes relating to property.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     S.   Deferred taxes (cont'd)

     The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences relating to assets, the amortization of which is deductible for tax purposes. The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, as they are known proximate to the date of approval of the financial statements.

     In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

     Deferred taxes were not created for taxes to be imposed on earnings distributed by subsidiaries, as it is the Group's policy not to distribute taxable dividends in the foreseeable future. Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

     T.   Revenue recognition

     1.   Sale of products and providing services
          ---------------------------------------

     Revenues from sales and services are recognized upon delivery or shipment of the products and transfer of the risks and rewards involved in ownership of the products, or upon performance of the services. Revenue from the sale of products that require customer acceptance are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.

     2.   Revenues from execution of work
          -------------------------------

     The revenues and costs from projects in progress under long-term contracts are recognized in accordance with Accounting Standard No. 4 ("Standard 4") published by the IASB, as follows:

     A. Revenues and costs from projects in progress under long-term contracts are recognized according to the "percentage of completion" method, if all of the following conditions are fulfilled: the revenues are known or can be reliably estimated, the collection of the revenues is expected, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the percentage of completion can be reliably estimated. As long as all of the above conditions are not met, income is recognized at the level of the costs incurred and their recovery is expected ("zero margin").

     B. The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs) or on the basis of supply of the products, in accordance with the nature of the agreement.

     C. Anticipated losses on contracts are provided for in full when determined to be expected.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     T.   Deferred taxes (cont'd)

     2.   Revenues from execution of work (cont'd)
          -------------------------------

     D. Estimated profit or loss from long-term contracts may change due to changes in estimated resulting from differences between actual performance and original forecast. The effect of such changes in estimates are recognized in the statement of operations at the time they are identified.

     U.   Research and development expenses:

     Research and development costs
     ------------------------------
     Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects.

     In-process research and development costs
     -----------------------------------------
     In a business acquisition, in-process research and development expenses are charged to the statement of operations immediately.

     V.   Derivative financial instruments:

     The Group companies enter into option and forward contracts that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of products, liabilities linked to the CPI or foreign currency) from the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.
     The results of financial derivatives held to hedge existing assets and liabilities are recorded in the statement of operations concurrently with the recording of the results of the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operations in the period they occur. The fair value of derivative financial instruments is determined according to their market values, stated quotes from financial institutions, and in the absence of such, fair value is determined based on valuation models.

     W.   Earnings per share:

     Earnings per share data are computed in accordance with Opinion No. 55 of the ICPAI. Taken into account in the computation of basic earnings per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion. Taken into account in the computation of fully-diluted earnings per share are convertible securities issued by the Company and its investees, which were not included in the computation of basic earnings per share, when their conversion or exercise does not increase earnings per share. See Note 2AD(3).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     X.   Dividend declared subsequent to balance sheet date

     In accordance with Accounting Standard No. 7 on "Subsequent Events", the liability related to a dividend proposed or declared subsequent to the balance sheet date is expressed in the accounts only in the period in which it was declared. However, separate disclosure is provided in the statement of changes in shareholders' equity of the dividend amount to be distributed against a reduction in the retained earnings balance.

     Y.   Segment reporting

     Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.

     Z.   Discontinued operations

     Discontinued operations are presented in accordance with Accounting Standard No. 8, whereby discontinued operations are presented separately from the data relating to continuing operations.

     AA.  Environmental costs

     The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities, are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciated in accordance with the depreciation policies practiced by the Group.

     AB.  Impairment of assets

     The Group applies Accounting Standard No. 15 - Impairment of Assets ("the Standard"), which prescribes procedures that the Group must implement in order to assure that its assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price or the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset). The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets, construction contracts and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Group recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset since the date on which the last impairment loss was recognized.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     AC.  Data regarding the CPI and the Dollar exchange rate:


                                                                       Israeli     Exchange rate
                                                                        CPI*       of one Dollar
                                                                    ------------   --------------
                                                                       Points            NIS
                                                                    ------------   --------------
     For  the year ended:
     December 2005                                                     185.05           4.603
     December 2004                                                     180.74           4.308
     December 2003                                                     178.58           4.379

                                                                         %                %
                                                                    ------------   --------------

     Changes during:
     2005                                                                2.4            6.8
     2004                                                                1.2           (1.6)
     2003                                                               (1.9)          (7.6)


     Rate of increase (decrease) in the CPI
     relative to the exchange rate of the dollar during the year:        %
                                                                    ------------
     2005                                                               (4.4)
     2004                                                                2.8
     2003                                                                5.7


     (*) According to the CPI for the month of the balance sheet date (1993 average basis = 100).

     Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate published by the Bank of Israel on the balance sheet date.

     Assets and liabilities linked to the CPI are included in the financial statements according to the CPI of the balance sheet month, or the previous month, as relevant.

     AD.  Impact of new accounting standards prior to their application

     (1)  In July 2005 the IASB published Accounting Standard No. 22, "Financial
          Instruments: Disclosure and Presentation" ("the Standard"). The Standard provides rules for financial statement presentation of financial instruments and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on or after January 1, 2006. The Standard will be adopted on a prospective basis. Furthermore, a provision for loss that is included in the financial statements as at December 31, 2005, in respect of an anticipated loss from a decline in holding rate that is due to the exercise of options or the conversion of convertible liabilities in investees, will be reversed on the date the Standard comes into effect under the item of a cumulative effect of change in accounting policy. The comparative data presented in the financial statements for periods beginning on the effective date the standard will not be restated. The transition to the Standard will result in an increase in shareholders' equity in the amount of NIS 67 million due to the reversal of provisions for losses in respect of convertible securities in investees.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     AD.  Impact of new accounting standards prior to their application (cont'd)

     (2) In September 2005 the IASB published Accounting Standard No. 24, "Share- Based Payments" ("the Standard"). The Standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the Standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. Furthermore, the Standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. The Standard will apply to financial statements for periods beginning as from January 1, 2006. The Standard's provisions should be applied to each share-based payment transaction executed after March 15, 2005 that did not vest by the effective date of the Standard. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of the Standard, the Standard is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the provisions of the new Standard.

          Implementation of the new Standard is not anticipated to have a material effect on the Group's results of operations and financial position.

     (3) In January 2006, the IASB published Accounting Standard No. 21, "Earnings per Share ("the Standard"). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) by the weighted average number of ordinary shares outstanding during the period (the denominator). In order to calculate the diluted earnings per share, an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares, for the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on or after January 1, 2006. The provisions of the Standard are to be implemented retroactively for comparative earnings per share data for prior periods.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     AD.  Impact of new accounting standards prior to their application (cont'd)

     (4) In January 2006, the IASB published Accounting Standard No. 25, "Revenues" ("the Standard"). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) for revenues deriving from the selling of goods, the rendering of services, and the use of the entity's assets by others, which generates interest, royalties and dividends. The Standard prescribes that the entity will measure its revenues based on the fair value of the proceeds received and/or the proceeds that the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on or after January 1, 2006. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the reported periods as comparative figures in the financial statements for periods beginning from the effective date of the Standard. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been recognized if the provisions of the Standard had been implemented, will be adjusted as at January 1, 2006 to the amounts that would have been recognized according to the provisions of this Standard. The effect of adjusting the asset and liability amounts as at January 1, 2006, will be recognized as a cumulative effect of change in accounting method. Other than the aforementioned, the comparative figures in the financial statements for periods beginning from the effective date of the Standard will be presented as in the past. Management is of the opinion that the initial implementation of the Standard will not have an impact on the Group's financial statements.

     (5) In January 2006, the IASB published an amendment to Accounting Standard No. 20, "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee" ("the Standard"). In accordance with the Standard, goodwill and intangible assets with an unlimited useful life, which were identified at the time of purchasing an investee, will not be amortized. Instead, an examination of impairment in value should be performed once a year or more frequently if events or changes in circumstances indicate that there may have been impairment in the value of goodwill or of an intangible asset with an unlimited useful life. The Standard will apply to financial statements for periods beginning on or after January 1, 2006. The transition date for discontinuing the amortization of goodwill is January 1, 2006 according to this Standard. On the day after the transition date, the entity will examine the impairment in value of goodwill in accordance with Accounting Standard No. 15. The financial statements for periods in which this Standard was not implemented will not be restated.


Note 3 - Information Regarding Certain Investees

     A.   ECI Telecom Ltd. ("ECI") - an affiliate

     1. In November 2003, a valuation of ECI was performed by an independent appraiser, for the purpose of evaluating the recoverable amount of Koor's investment in ECI. In accordance with this appraisal, the Company reversed the impairment loss that had been created in 2001, based on various indications, including the valuation of ECI. The reversal of the loss of NIS 73 million was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created.

          As at December 31, 2005, the balance of the investment in ECI, stated by the equity method, is NIS 790 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

     2.   On March 9, 2004, the board of directors of ECI resolved to distribute
          7.6 million shares of ECtel (approximately 42% of the paid-up share capital of ECtel) as a dividend to the shareholders of ECI. The shares of ECtel were distributed on May 10, 2004, after all the requisite approvals were obtained. Prior to the distribution, ECI held 10.5 million shares of ECtel (approximately 58% of the paid-up share capital of ECtel). Following the distribution, ECI holds 16% of the shares of ECtel and Koor directly holds 12.9% of the shares of ECtel. Furthermore, on December 10, 2005, the Company purchased additional 2% of the shares of ECtel from an affiliate, Telrad Networks Ltd. The investment in ECtel is presented in the financial statements of ECI and of Koor by the cost method.

     3. In February 2005, ECI entered into a preliminary agreement with ABN Amro Bank ("ABN") to sell the balance of long-term receivables for the sum of 96 million dollars in cash, plus potentially a further amount of approximately 3.3 million dollars. In April 2005, all the approvals for the sale were obtained and the receivables were sold to ABN. As a result, during the second quarter of 2005, ECI recognized a net gain of 10.4 million dollars (excludes weighting the additional gain resulting from the potential amount). The Company's equity in this gain is approximately NIS 14 million.

     4. On June 3, 2005, ECI acquired 100% of Laurel Networks Inc., a company incorporated and operating in the U.S., for a cash payment of 88 million dollars.

     5. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles. Below is the adjustment of the net earnings (loss) of ECI as reported in accordance with U.S. GAAP to net earnings (loss) in accordance with Israeli GAAP:




                                                                               For the year ended December 31
                                                              ------------------------------------------------
                                                                       2005              2004             2003
                                                              US$ thousands     US$ thousands    US$ thousands
                                                              --------------    -------------    -------------

          Net earnings (loss) of ECI as reported
          in conformity with U.S. GAAP                               39,864           10,153          (71,040)
          Adjustments:
          Temporary difference in recognizing
          revenues due to application of SAB 101                          -                -           (5,905)
          Financing income (expenses) - FAS 133                      19,226           (8,303)          (4,843)
          Tax expenses                                                    -           (1,529)            (956)
          Amortization of excess cost allocated to
          intangible assets                                          (2,726)          (1,233)          (1,556)
          Gain (loss) on marketable securities                         (212)          (1,282)           1,282
          Impairment in value of assets                                   -              968            2,452

                                                              --------------    -------------    ------------
          Net earnings (loss) of ECI in conformity
          with Israeli GAAP                                          56,152           (1,226)         (80,566)
                                                              ==============    =============    =============


                                                                              34

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

     1. In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income (expenses), net". Additionally, as a result of this sale, Koor realized a tax asset of NIS 59 million which had been created in 2003, because of the expectation that carryforward tax losses would be utilized in the aforesaid sale.

          As a result of this sale, and after the realization and conversion of convertible securities that were issued to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at December 31, 2004 was 38.6%.

          Following the sale of the shares in January 2004, as a result of which Koor's holding percentage in the shares of M-A Industries fell below 50%, Koor evaluated the existence of effective control in M-A Industries and the resultant continuation of the consolidation of M-A Industries in the financial statements of Koor, beginning from the first quarter of 2004.

          In the opinion of Koor's management, the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the slim probability of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings - showed that the economic substance that stood and continued to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrated effective control, i.e., Koor had the ability to set the financial and operational policies of M-A Industries.

     2. In February 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. As a result of the sale, Koor's holding percentage in M-A Industries fell to 34.6% (fully diluted -28.6%) and Koor recorded a capital gain amounted to NIS 201 million (before tax), which is included in the item "other income (expenses), net". Likewise, a tax asset of NIS 69 million which had been created in 2004, because of the expectation that carryforward tax losses would be utilized, was realized as a result of this sale.

          Following the sale of shares in February 2005, Koor's management reevaluated whether to continue to consolidate M-A Industries in the financial statements of Koor beginning from the first quarter of 2005.

          As a result of the evaluation of the range of existing circumstances created as a result of the sale, Koor's management decided that continuing the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries' financial statements in Koor's financial statements was ceased, and the investment is stated by the equity method.

          Presented below are balance sheet data of M-A Industries as at:
          ---------------------------------------------------------------

                                                                     December 31
                                                                            2004
                                                                   -------------
                                                                   NIS thousands
                                                                   -------------

         Current assets                                                3,921,252
         Non-current assets                                            4,461,078
         Current liabilities                                           2,672,565
         Non-current liabilities                                       1,913,366

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

     2.   (cont'd)

          Presented below are operating results data of M-A Industries:
          -------------------------------------------------------------

                                                  For the year      For the year
                                                         ended             ended
                                                   December 31       December 31
                                                          2004              2003
                                                 -------------     -------------
                                                 NIS thousands     NIS thousands
                                                 -------------     -------------

          Revenues                                   6,895,238         5,191,913
          Operating costs and expenses               5,594,734         4,254,429

     3. In the current period, 135,650 thousand dollars par value of debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted into 29,869 thousand ordinary shares, NIS 1 par value, of M-A Industries. Additionally, NIS 55,412 thousand par value of debentures (Series A) were converted into 5,687 thousand ordinary shares, NIS 1 par value, of M-A Industries and 13,380 option warrants (Series 1) of M-A Industries were exercised for 13,380 thousand ordinary shares, NIS 1 par value, of M-A Industries. Moreover, 2,752 thousand option warrants issued to employees were exercised for 1,893 thousand ordinary shares, NIS 1 par value of M-A Industries in the current period. Consequently, the Company recorded gains of NIS 79 million during 2005, were included in "Group's equity in the net earnings of affiliates".

          Koor's holdings in the voting rights of M-A Industries as at December 31, 2005 is 31.5% (fully diluted - 30.0%).

     4. On September 28, 2004, M-A Industries entered into an agreement with Rabobank International for the sale of trade receivables in a securitization transaction. Under the terms of the securitization agreement, companies from M-A Industries Group sold their trade receivables to a foreign company established for this purpose and which is neither owned nor controlled by the M-A Industries Group ("the Purchasing Company"). The purchase of the trade receivables by the Purchasing Company is financed by an American company of the Rabobank International Group. This agreement replaces a previous agreement with Bank of America from 2001, which was similar in principle to the current agreement.

          The maximum amount of financial resources expected to be made available to the Purchasing Company to purchase the trade receivables of the companies is 250 million dollars on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

          The period in which the companies will sell their trade receivables to the Purchasing Company will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions.

          M-A Industries will bear all the losses sustained by the Purchasing Company as a result of the non payment of the trade receivables included in the securitization transaction up to the total balance of the subordinated note.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

          The accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of the trade receivables only for that part for which the control and risks were transferred finally and absolutely to the purchaser. Accordingly, the trade receivable balances included in the securitization transaction, for which the consideration of cash and/or non recourse liabilities was received, were written off. For the part of the trade receivables included in the securitization transaction which was not recognized as a sale, a subordinated note was recorded. A loss from the sale of trade receivables is charged at the time of sale to the statement of operations.

          Under the terms of the agreement, M-A Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios. As at the balance sheet date, M-A Industries is in compliance with the covenants.

     5. In April 2001, the board of directors of M-A Industries resolved to adopt a dividend policy of distributing 15%-30% of annual net earnings, subject to the existence of distributable earnings and to specific resolutions by the board of directors.

          On March 8, 2006, the board of directors of M-A Industries resolved to change the dividend policy such as beginning in the fourth quarter of 2005, M-A Industries will distribute dividends amounting to up to 50% of net earnings for the period.

          In accordance with this policy, a dividend was declared in 2005 in the amount of 59.5 million dollars (of which 12.7 million dollars is in respect of the earnings of 2004). Koor's share in these dividends amounted to approximately NIS 89 million. Subsequent to the balance sheet date, another dividend was declared in respect of the earnings of 2005, in the amount of 23.5 million dollars.

     6.   Acquisition of companies in 2004:

          a. In April 2004, M-A Industries, through wholly-owned and controlled subsidiaries, signed agreements to acquire ownership and control in a group of three companies, Farm Saver.com LLC, Vegetation Management LLC and Nation Ag II LLC ("the acquired companies"), which are engaged in the registration, import and marketing of agrochemicals in the U.S. The total purchase price amounted to NIS 303 million. NIS 34.4 million of the total proceed was paid through a transfer of 1,908 thousand shares of M-A Industries that had been held by a subsidiary of M-A Industries.

              The excess cost of investment created upon the acquisition was NIS
               235.8 million, of which NIS 130.2 million was allocated to intangible assets (mainly registration and licenses), NIS 2.3 was allocated to deferred tax liabilities and NIS 2.7 million was allocated to inventories. The balance of NIS 105.2 million was allocated to goodwill.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

     6.   (cont'd)

          b. In 2004, M-A Industries, through subsidiaries, signed agreements for the acquisition of three marketing companies, as follows:

               1) Acquisition of 45% of the rights in a U.S. company, Control Solutions Inc. ("CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States. The acquisition included an option for the increase of M-A Industries shareholding to 60% during 2004-2006 and to 100% from 2009. See also Note 3B(7)(c) below.

               2) Acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

               3) Acquisition of 50.1% of the shares in a U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides for rice.

               The aggregate acquisition cost of the marketing companies was NIS
               185.7 million. The excess cost created as at the acquisition date totalled NIS 140.9 million, of which NIS 68 million was allocated to intangible assets (mainly registration and licenses), NIS 15.8 million to deferred tax liabilities, NIS 3.1 million to inventories and the balance of NIS 85.6 million was allocated to goodwill. The statements of operations and cash flows of the three marketing companies acquired have been consolidated by M-A Industries from the respective dates of their acquisition. The total effect of the first time consolidation of the aforementioned marketing companies on M-A Industries consolidated statements of income from the date of their initial consolidation is an increase in revenues of NIS 207 million for the period ended December 31, 2004 and a reduction of net earnings (after goodwill amortization) of NIS 1 million for that period. The effect on the consolidated balance sheet as at December 31, 2004, is an increase of assets in the amount of NIS 314 million.

     7.   Acquisition of companies in 2005:

          a. In January 2005, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement to acquire 49% of the shares of Makhteshim Agan Benelux &Nordicc B.V. ("MABENO"), which serves as the exclusive distributor of agrochemicals in the Benelux, Holland and Scandinavian regions. Pursuant to the agreement, proceed was paid in the form of 693 thousand shares of M-A Industries which were held by a subsidiary of M-A Industries. Additionally, the subsidiary of M-A Industries was given an option, exercisable at any time, to increase its share in MABENO to 55%. Beginning from 2008, the remaining shareholders in MABENO have the right to require the subsidiary of M-A Industries to buy the balance of their shares in MABENO from them. Beginning from 2013, the subsidiary of M-A Industries has the right to require the remaining shareholders in MABENO to sell the balance of their shares in MABENO to it.

          b. In April 2005, M-A Industries, through wholly owned and controlled subsidiaries, signed an agreement to acquire 70% of the shares of K.F.T. - Biomark Trading House, which is engaged in the marketing of agrochemicals in Hungary.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

     7.   Acquisition of companies in 2005: (cont'd)

          c. In October 2005, the wholly-owned and controlled subsidiary of M-A Industries exercised its option to increase its share in CSI, and thereby increased its share to 60% (see Note 3.B(6)(b)(1)).

          The cost to M-A Industries of the three acquisitions, including the cost of exercising the option to increase the shareholding of the percentage in CSI ("the acquired companies") totalled NIS 56.5 million. The excess cost created as at acquisition date amounted to NIS 65.9 million, of which NIS 40.3 million was allocated to intangible assets (mainly registration and licenses), NIS 2.3 million to inventory and the balance of NIS 23.3 million was allocated to goodwill. The impact of the first time consolidation of the acquired companies on M-A Industries consolidated statement of income is not material.

     8. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy, whereby M-A Industries will act to buy back its shares in the amount of up to 150 million dollars.

          The board of directors' resolution prescribes various parameters for executing the aforesaid buy back, including purchase in response to an offer without creation of demand, limitations on the volume of daily purchases, price criteria and the execution of off-exchange transactions. The shares to be purchased will become dormant shares for as long as they will be held by M-A Industries.

          As at the balance sheet date, M-A Industries holds 12,018,603 par value of its shares, representing for 2.6% of its total issued and paid-up share capital, in the amount of 65.6 million dollars.

     C.   Telrad Networks Ltd. ("Telrad") - an affiliate

          1. In September 2004, Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to Fortissimo Capital Fund GP L.P. ("Fortissimo").
          This sale was executed in two stages.
          In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for 10.5 million dollars. According to the sale agreement, Telrad's board of directors shall be comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties. The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo ("joint control rights"). The agreement included the granting of Fortissimo with joint control rights, as Fortissimo is a strategic investor who will assist the Koor Group with the active management of Telrad and bring about its recovery. The joint control rights were granted upon completion of the first stage of the transaction as from the outset, the intention of the parties was the sale of 39% of Telrad's shares, and the agreement stipulated that the second closing would take place within a relatively short period from the first closing (180 days). These matters include: approval of Telrad's budget, election of Telrad's executive officers and the remuneration thereof and the distribution of dividends. These rights grant Fortissimo (the minority shareholder) the right to participate actively in significant decisions relating to Telrad's ordinary course of business and therefore prevent the Koor group, the majority shareholder, from having control of Telrad, and require mutual agreement of Koor and Fortissimo in decisions crucial to Telrad's operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     C.   Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

     1.   (cont'd)

          Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad was proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

          On June 22, 2005 ("the completion date") the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. According to the amendment to the original agreement, the international investment fund HarbourVest and the Israeli investment fund Poalim Ventures joined Fortissimo and together purchased 19.5% of Telrad's shares for 6.25 million dollars. Furthermore, in the amendment to the agreement, Koor's obligation to extend an additional loan to Telrad was cancelled, and Koor was released from certain of the indemnifications granted to Fortissimo under the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

          The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionate consolidation of Telrad has been discontinued as of the completion date. Beginning the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

          Below is the balance sheet data of Telrad as included in Koor's financial statements as at:

                                                                    December 31,
                                                                            2004
                                                                   -------------
                                                                   NIS thousands
                                                                   -------------

          Current assets                                                 295,867
          Non-current assets                                             144,386
          Current liabilities                                            197,173
          Long-term liabilities                                           86,589


          Below are the operating results data of Telrad as included in Koor's financial statements:




                                                    Six months
                                                         ended
                                                       June 30       For the year ended December 31
                                                                     --------------------------------
                                                          2005               2004                2003
                                                    ---------------  ---------------   --------------
                                                     NIS thousands    NIS thousands     NIS thousands
                                                    ---------------  ---------------   --------------
                                                      (Unaudited)        (Audited)         (Audited)
                                                    ---------------  ---------------   --------------

          Revenues                                      177,631             470,252         656,019
          Operating costs and expenses                  201,179             531,369         643,109


                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     C.   Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

     2. During 2004, Telrad recorded a valuation allowance in the amount of NIS 67 million due to changes in the management's estimation relating to the probability of the realization of carry forward losses for tax purposes.

     3. In 2004, Telrad's board of directors approved a reorganization plan that included employee layoffs. In the 2005 financial statements, expenses in the amount of NIS 38 million were recorded under the item "other income (expenses), net" (in 2004 - NIS 29 million).

     4. In November 2005, the board of directors of Telrad resolved to sell the subsidiary Telrad Connegy Communication Inc. Therefore, Telrad Connegy was classified as a discontinued operation in Telrad's financial statements and Telrad recorded a loss in the amount of NIS 58 million. Koor's share in this loss was NIS 35 million included in "Group's equity in the operating results of investee companies, net".

     D.   Defense Electronics Segment

     1. In November 2004, the Company acquired 33% of the shares of Tadiran Communications Ltd. ("Tadiran Communications") (approximately 31% taking into consideration options that are likely to be exercised) from two shareholders for approximately NIS 637 million (approximately 144 million dollars). Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. The excess cost of the investment created on the acquisition date amounted to NIS 490 million (approximately 111 million dollars) of which NIS 288 million was allocated to intangible assets (trademark, customer base, technology and order backlog), NIS 20 million was allocated to in-process research and development and was expensed immediately, NIS 242 was allocated to goodwill, NIS 98 million was allocated to deferred tax liabilities and the remaining NIS 38 million was allocated to various tangible assets and liabilities. The excess cost was allocated based on the valuation received from an independent external appraiser. During 2005, Koor's investment in Tadiran Communications was sold for a total amount of 146 million dollars and Koor recorded a capital gain of NIS 72 million. See Note 3D(2).

     2. On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federmann Enterprises Ltd. ("Federmann"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications to Elbit for 146 million dollars. Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federmann for 99 million dollars. The sale of the shares of Tadiran Communications and the purchase of the Elbit shares will be executed in two stages, as follows:

          In the first stage, which was completed on April 18, 2005, Koor sold to Elbit 13.8% of the shares of Tadiran Communications to Elbit for 63 million dollars and concurrently Koor acquired 5.3% of the shares of Elbit from Federmann for 53 million dollars. After the closing of the first stage, Koor is entitled to appoint one director of Elbit's board, and Elbit is entitled to appoint three of the members of Tadiran Communications' board of directors.

          Pursuant to the original series of agreements, in the second stage, Koor was, inter alia, to have realized the balance of its holdings in Tadiran Communications and in Elisra Electronic Systems Ltd. ("Elisra"), in which Koor had a holding of 70%.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     D.   Defense Electronics Segment (cont'd)

     2.   (cont'd)


          On July 6, 2005, the original agreements between Koor and Federmann and between Koor and Elbit were amended, whereby Amended Stage 2 and Amended Stage 3 were stipulated. According to Amended Stage 2, Koor acquired 2.45% of the shares of Elbit from Federmann for 24.7 million dollars. Koor announced that as long as it holds Elbit shares it will not invoke its right to appoint 20% of the Elbit directors and therefore Koor's investment in Elbit is stated by the cost method.

          Additionally, Koor sold to Elbit 5% of the shares of Tadiran Communications for 23 million dollars and recognized a gain in the amount of NIS 11 million. After execution of this transaction, Koor and Elbit acted by virtue of the joint holdings, so that half of the directors in Tadiran Communications (other than the external directors) will be appointed by Koor and half by Elbit.

          According to Amended Stage 3 between Koor and Elbit, it was stipulated that Koor will sell to Elbit 13.2% of the shares in Tadiran Communications for 60 million dollars, as well as all of its holdings in Elisra (70%) for 70 million dollars and for additional consideration contingent on future insurance receipts in respect of a fire that occurred in the plants of Elisra's subsidiaries in 2001. On November 30, 2005, after all the requisite approvals for closing the sale were received, Stage 3 was closed. The said sale generated a capital gain to Koor of NIS 148 million in respect of the sale of Elisra, which was recorded in the statement of operations in the fourth quarter of 2005. Moreover, as a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.


     E.   Knafaim Arkia Holdings Ltd. ("Knafaim") - former affiliate

     During the third and fourth quarters of 2004, the Company sold 19% of the shares of Knafaim for approximately NIS 144 million. As a result of the sale, the Company's shareholding in Knafaim decreased from approximately 28.3% to approximately 9% and the Company recorded a gain of approximately NIS 51 million. Accordingly, the investment in Knafaim is stated by the cost method, beginning from the date of the sale. As management intends to sell the remainder of the shares in Knafaim, the investment is presented within short-term assets.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

     F. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

     1. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for consideration of 39 million dollars. As a result, in 2004 Koor CVC recorded a gain of approximately NIS 17 million.

     2. During the current reporting period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investments by approximately NIS 64 million (in 2004- NIS 58 million and in 2003 - NIS 72 million).

     3. In December 2005, one of Koor CVC's portfolio investments, Scopus, Video Networks Ltd. raised approximately 31 million dollars in an IPO. As a result, Koor CVC recorded a gain of approximately NIS 31 million.

     G.   Koor Trade Ltd. - a subsidiary designated for sale

     During August 2005, a valuation was conducted in respect of an affiliated company of Koor Trade Ltd., in order to examine the necessity of writing down the value of the affiliated company in the financial statements of Koor Trade Ltd. as prescribed by the Israel Accounting Standards Board Accounting Standard No. 15. The valuation was performed by an independent external expert and as a result, Koor Trade Ltd. included a loss from write down of value of approximately NIS 44 million in the current reporting period. See Note 24 regarding discontinued operations.


Note 4 - Short-Term Deposits and Investments




                                                       Consolidated                            Company
                                               -------------------------------   --------------------------------
                                                       December 31                          December 31
                                               -------------------------------   --------------------------------
                                                       2005               2004              2005             2004
                                               ------------     --------------   ---------------    -------------
                                                       NIS thousands                        NIS thousands
                                               -------------------------------   --------------------------------

    Marketable securities (1):
    Debentures                                     208,453             117,110           189,599          117,110
    Short-term treasury notes                      124,320             119,006           119,528           81,901
    Shares and options                             155,789              99,630           153,948           99,630
                                               ------------     --------------   ----------------    ------------
                                                   488,562             335,746           463,075          298,641
    Deposits in banks and financial
    institutions                                    52,564              32,913            32,398                -
    Short-term loans and current
    maturities of long-term loans                       33               3,478                 -                -
                                               ------------     --------------   ----------------    ------------
                                                   541,159             372,137           495,473          298,641
                                               ============     ==============   ================    ============



    (1) Presented at market value, except for shares in investees in the amount of NIS 56,609 thousand that are presented according to cost.




                                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
---------------------------------------------------------------------------------------------------------------------------------


Note 5 - Trade Receivables


    Consolidated:
                                                                                     December 31
                                                                        -------------------------------------
                                                                                     2005                2004
                                                                        ------------------   ----------------
                                                                                     NIS thousands
                                                                        -------------------------------------

    Open accounts                                                                  88,285           1,463,795
    Deferred promissory note and receivables from sale of
      customers' debts*                                                                 -             261,004
    Post dated checks receivable and credit card companies                          3,974              29,920
    Current maturities of long-term trade receivables                               1,285               4,979
                                                                        ------------------   ----------------
                                                                                   93,544           1,759,698
                                                                        ==================   ================
         Net of allowance for doubtful accounts                                     3,692             120,939
                                                                        ==================   ================

         *  See Note 3B(4).


Note 6 - Other Receivables




                                                       Consolidated                            Company
                                               -------------------------------   --------------------------------
                                                       December 31                          December 31
                                               -------------------------------   --------------------------------
                                                       2005               2004              2005             2004
                                               ------------     --------------   ---------------    -------------
                                                       NIS thousands                        NIS thousands
                                               -------------------------------   --------------------------------



    Government agencies                               3,722           181,867                748               357
    Deferred taxes                                      309           157,442                  -            77,483
    Accrued income                                   10,704            30,086              1,190               390
    Prepaid expenses                                 15,030            41,971              3,263                 -
    Employees                                           190             6,297                  -                 -
    Affiliates - current accounts                    24,528               957              4,714               376
    Others                                           33,454            64,830              6,180             5,432
                                               ------------     --------------   ----------------     ------------
                                                     89,937           483,450             16,095            84,038
                                               ============     ==============   ================     ============


Note 7 - Inventories and Work in Progress

    Consolidated:


                                                                                     December 31
                                                                        -------------------------------------
                                                                                     2005                2004
                                                                        ------------------   ----------------
                                                                                     NIS thousands
                                                                        -------------------------------------

    Raw and auxiliary materials                                                    66,169             674,525
    Goods and work in progress                                                      4,497             157,109
    Finished goods                                                                 20,243           1,327,025
                                                                        ------------------   ----------------
                                                                                   90,909           2,158,659
                                                                        ==================   ================





                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
----------------------------------------------------------------------------------------------------------------------------------


Note 8 - Investments in Investee companies

     A. Consolidated balance sheet - affiliates December 31 2005 2004 NIS thousands

                                                                                     December 31
                                                                        -------------------------------------
                                                                                     2005                2004
                                                                        ------------------   ----------------
                                                                                     NIS thousands
                                                                        -------------------------------------

    Net asset value of the investments (1)(2)                                   2,520,847             839,741
                                                                        ------------------   ----------------
    Goodwill and original differences:
     Original amount                                                              153,997           491,044
    Less - accumulated amortization                                               (88,496)          (26,859)
                                                                        ------------------   ----------------
                                                                                   65,501           464,185
    Total investment in share capital                                           2,586,348         1,303,926
    Long-term loans (3)                                                            81,845            22,335
                                                                        ------------------   ----------------
                                                                                2,668,193         1,326,261
                                                                        ==================   ================

    (1)  As follows:
         Net asset value of investments as at December 31, 1991                   277,159           277,159
         Changes from January 1, 1992:
         Companies that ceased being consolidated                               1,499,387                 -
         Companies whose operations have been discontinued                        (43,113)          (43,113)
         Cost of shares acquired or received                                    1,462,678         1,427,857
         Accumulated losses, net                                                 (422,839)         (744,819)
         Changes in capital reserves and foreign currency
          translation adjustments                                                 143,974           (32,626)
         Initially consolidated subsidiaries, net                                 465,193           465,193
         Disposals, net                                                          (861,592)         (509,910)
                                                                        ------------------   ----------------
                                                                                2,520,847           839,741
                                                                        ==================   ================

    (2)  Including investments in companies traded on the Stock
          Exchange in Tel Aviv or abroad, in NIS millions:

         Carrying value in the balance sheet                                        2,526             1,275
                                                                        ==================   ================

         Market value as at balance sheet date                                      4,851             1,754
                                                                        ==================   ================




                                                                                Interest rate
                                                                                        as at
                                                                                  December 31              December 31
                                                                                                  -----------------------------
                                                                                         2005             2005             2004
                                                                                --------------    -------------  ---------------
                                                                                            %             NIS thousands
                                                                                --------------    ------------------------------


    (3)  Linkage terms and interest rates relating to long-term loans:

         Linked to the CPI -  without maturity date                                         6           24,792           22,335
         Linked to the Dollar - without maturity date                              LIBOR* + 2           57,053                -
                                                                                                  ------------     -------------
                                                                                                        81,845           22,335
                                                                                                  ============     =============
         As of December 31, 2005, the LIBOR rate is 4.84%.




                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
----------------------------------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

         B.   Company balance sheet - investees


                                                                                                      December 31
                                                                                          -----------------------------------
                                                                                                      2005              2004
                                                                                          -----------------  ----------------
                                                                                                     NIS thousands
                                                                                          ----------------------------------
         Net asset value of the investments                                                      1,653,052         1,729,813
                                                                                          -----------------  ----------------

         Goodwill and original differences:
         Original amount, net                                                                       12,834           556,043
         Less - accumulated amortization                                                            (3,546)          (57,236)
                                                                                          -----------------  ----------------

                                                                                                     9,288           498,807
                                                                                          -----------------  ----------------

         Book value (1)                                                                          1,662,340         2,228,620
         Payments on account of shares (1)                                                          60,927            60,927
         Long-term loans and capital notes (2)                                                   1,240,583         1,307,998
         Non-current accounts (3)                                                                    2,515             4,012
                                                                                          -----------------  ----------------

                                                                                                 2,966,365         3,601,557
                                                                                          =================  ================

         (1)  As follows:

              Cost of shares including accumulated earnings as at
              December 31, 1991                                                                  2,032,681         2,032,681

                  Changes from January 1, 1992:
                  Cost of acquired shares                                                        7,784,507         7,714,479
                  Accumulated losses, net                                                       (4,368,396)       (4,467,604)
                  Changes in capital reserves and erosion of capital notes, net                    175,174           (33,483)
                  Disposals                                                                     (3,900,699)       (2,956,526)
                                                                                          -----------------  ----------------

                  Book value, including payments on account of shares (4)                        1,723,267         2,289,547
                                                                                          =================  ================

                                                                                                                                  46



                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
----------------------------------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B.   Company balance sheet - investees (cont'd)

        (2)   Long-term loans and capital notes:


                                                                                                      December 31
                                                                                          -----------------------------------
                                                                                                      2005              2004
                                                                                          -----------------  ----------------
                                                                                                     NIS thousands
                                                                                          -----------------------------------

                  Long-term loans (a) (b)                                                           52,854            93,476
                  Capital notes - unlinked and not bearing interest (c)                          1,187,729         1,251,902
                                                                                          -----------------  ----------------
                                                                                                 1,240,583         1,345,378
                  Less - current maturities of long-term loans                                           -           (37,380)
                                                                                          -----------------  ----------------

                                                                                                 1,240,583         1,307,998
                                                                                          =================  ================

                  (a) Long-term loans classified by linkage terms and interest rates:

                                                                           Interest rate
                                                                          at December 31       December 31       December 31
                                                                         ---------------  ----------------   ---------------
                                                                                    2005              2005              2004
                                                                         ---------------  ----------------   ---------------
                                                                                       %             NIS thousands
                                                                         ---------------  ----------------------------------

                           Linked to the Dollar                                        -                 -            42,765
                           Linked to the CPI                                           2            43,707            41,803
                           Linked to the CPI                                 No interest             9,147             8,908
                                                                                          ----------------   ---------------

                                                                                                    52,854            93,476
                                                                                          ================   ===============

                  (b) The loans mature in the years subsequent to the balance sheet date (excluding current maturities) as follows:

                                                                                               December 31       December 31
                                                                                          -----------------  ---------------
                                                                                                       2005             2004
                                                                                          -----------------  ---------------
                                                                                                     NIS thousands
                                                                                          ----------------------------------

                           Second year                                                                   -                 -
                           Third year                                                                    -                 -
                           Fourth year                                                                   -                 -
                           Fifth year                                                                    -             5,385
                           Sixth year or thereafter                                                 52,854            50,711
                                                                                          ----------------   ---------------

                                                                                                    52,854            56,096
                                                                                          ================   ===============

                  (c) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.


                                                                                                                                  47




                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
----------------------------------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

         B.   Company balance sheet - investees (cont'd)

         (3)  Non-current inter-company accounts:


                                                                                                     December 31
                                                                                          -------------------------------
                                                                                                     2004            2003
                                                                                          ---------------    ------------
                                                                                                     NIS thousands
                                                                                          -------------------------------

                  Linked to the Dollar                                                                640             599
                  Unlinked-bears interest at the rate of the increase in the CPI                    1,875           3,413
                                                                                          ---------------    ------------
                                                                                                    2,515           4,012
                                                                                          ===============    ============
         (4)  Including investments in marketable shares traded on the Tel Aviv
              Stock Exchange or abroad in NIS millions:
                                                                                                     December 31
                                                                                          -------------------------------
                                                                                                     2004            2003
                                                                                          ---------------    ------------
                                                                                                     NIS thousands
                                                                                          -------------------------------

                   Carrying value in balance sheet                                                      -             754
                                                                                          ===============    ============
                   Market value as at balance date                                                      -             960
                                                                                          ===============    ============





Note 9 - Other Investments and Receivables

         A.       Composition:

                                                                  Consolidated                         Company
                                                        --------------------------------  -------------------------------
                                                                December 31                         December 31
                                                        --------------------------------  -------------------------------
                                                                  2005              2004             2005            2004
                                                        --------------   ---------------  ---------------  --------------
                                                                NIS thousands                       NIS thousands
                                                        --------------------------------  -------------------------------
         Deposits in banks and in
          financial institutions                               13,459            47,278                 -          32,028
         Non-current trade receivables                          3,802             5,229                 -               -
         Long-term loans receivable                            24,804           128,877                 -               -
                                                         ------------    --------------   ---------------  --------------
         Total (see B and C below)                             42,065           181,384                 -          32,028

         Other companies -
          marketable securities (1)                           386,521            33,471           353,001               -

         Venture capital investment                           114,764           171,207                 -               -
         Non-marketable shares                                      -             1,040                 -           1,040
         Excess of amounts funded over
          amounts accrued for severance
          pay (see Note 17)                                     3,449             5,553             3,449               -
         Others                                                   214               108               214             107
                                                         ------------    --------------   ---------------  --------------

                                                              547,013           392,763           356,664          33,175
                                                         ============    ==============   ===============  ==============

         (1) Market value as at balance
             sheet date                                       411,472            39,485           364,197               -
                                                         ============    ==============   ===============  ==============

                                                                                                                                  48




                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
----------------------------------------------------------------------------------------------------------------------------------

Note 9 - Other Investments and Receivables (cont'd)


         B.   Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans receivables:

         Consolidated:



                                                                          Interest rates at
                                                                             December 31              December 31
                                                                                              -----------------------------
                                                                                    2005                2005           2004
                                                                          --------------      --------------   ------------
                                                                                       %                NIS thousands
                                                                          --------------      -----------------------------

         Linked to the CPI                                                Mainly 5.7                   3,802         36,228
         Linked to foreign currency (mainly to the dollar)                No interest                 38,263        121,955
         Linked to dollar, interest bearing                                                                -         12,757
         Unlinked                                                                                          -         10,444
                                                                                              --------------   ------------
                                                                                                      42,065        181,384
                                                                                              ==============   ============


         Company:

                                                                                                      December 31
                                                                                              -----------------------------
                                                                                                        2005           2004
                                                                                              --------------   ------------
                                                                                                        NIS thousands
                                                                                              -----------------------------

         Linked to the CPI                                                                                 -         32,028
                                                                                              ==============   ============





         C. Repayment schedule of deposits, non-current customer balances and long-term loans receivable in the years subsequent to the balance sheet date:


                                                                  Consolidated                       Company
                                                         ------------------------------   ------------------------------
                                                                  December 31                        December 31
                                                         ------------------------------   ------------------------------
                                                                  2005             2004             2005            2004
                                                         -------------    -------------   --------------    ------------
                                                                 NIS thousands                      NIS thousands
                                                         ------------------------------   ------------------------------

         Second year                                            12,950           75,680                -          32,028
         Third year                                             8,127            19,957                -               -
         Fourth year                                            3,136            13,748                -               -
         Fifth year                                               556             3,852                -               -
         Thereafter and without a
          specific maturity date                               17,296            68,147                -               -
                                                         ------------     -------------   --------------    ------------

                                                               42,065           181,384                -          32,028
                                                         ============     =============   ==============    ============
                                                                                                                                 49




                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------

Note 10 - Fixed Assets

  A.  Consolidated

                                               Land
                                         (including                 Machinery,     Vehicles          Office
                                          leasehold              equipment and          and       furniture    Tools and
                                               land)  Buildings  installations    forklifts   and equipment  instruments       Total
                                         -----------  ---------  ------------- ------------   -------------  -----------  ----------
                                                                               NIS thousands
------------------------------------------------------------------------------------------------------------------------------------
  Cost as at January 1, 2005                111,951   1,604,382     3,452,659        22,915         169,021       3,167   5,364,095

  Additions                                       -      52,104        15,343             -           1,574           -      69,021
  Disposals                                       -        (514)       (2,272)            -            (116)          -      (2,902)
   Adjustments resulting from foreign
   currency translation differences*              -         381         1,406             7              97           -       2,766
   Company that ceased being consolidated   (80,727)   (627,574)   (3,084,726)      (22,183)       (149,562)          -  (3,964,772)
                                          ----------  ----------  ------------  ------------  -------------- ----------  -----------
  Balance as at December 31, 2005            31,224   1,028,779       382,410           739          21,889       3,167   1,468,208
                                          ==========  ==========  ============  ============  ============== ==========  ===========

  Accumulated depreciation as at
   January 1, 2005                            1,184     638,625     1,876,732        12,572         114,169           -   2,643,282
   Additions                                     22      20,851        21,659             9           1,889           -      44,430
   Disposals                                      -           -        (1,456)            -             (96)          -      (1,552)
    Adjustments resulting from foreign
    currency translation differences*             -         367           969             6             815           -       2,157
    Company that ceased being consolidated   (1,206)   (254,021)   (1,591,412)      (11,848)        (99,935)          -  (1,958,422)
                                          ----------  ----------  ------------  ------------  -------------- ----------  -----------
   Balance as at December 31, 2005                -     405,822       306,492           739          16,842           -     729,895
                                          ----------  ----------  ------------  ------------  -------------- ----------  -----------
   Write down for decline in value                -     (11,707)            -             -               -           -     (11,707)
                                          ----------  ----------  ------------  ------------  -------------- ----------  -----------
   Net book value as at December 31, 2005    31,224     611,250        75,918             -           5,047       3,167     726,606
                                          ==========  ==========  ============  ============  ============== ==========  ===========
   Net book value as at December 31, 2004   110,767     954,050     1,575,927        10,343          54,852       3,167   2,709,106
                                          ==========  ==========  ============  ============  ============== ==========  ===========

   *   See Note 2D

                                                                                                                                  50


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------

Note 10 - Fixed Assets (cont'd)

        A.  Consolidated (cont'd)

       (1) Certain of the real estate properties have not yet been registered in the Land Registry Office in the name of the Group's subsidiaries, primarily due to the absence of formal parceling in the areas in which the properties are located

            Leasehold rights are for a period of 49 years, ended in the year 2005 and thereafter. Certain leases provide an option for extension for another 49 years.

            The cost of leasehold real estate as at December 31, 2005, is approximately NIS 547 million, of which approximately NIS 197 million is recorded as capital lease.

       (2) Fixed assets are presented after deduction of investment grants (net of depreciation), which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959. These grants amount to NIS 113 million and NIS 540 million as at December 31, 2005 and 2004, respectively (see also Note
            16A).

       (3) Includes capitalized interest amounting to NIS 55 million and NIS 137 million at December 31, 2005 and 2004, respectively.

       (4) As for amounts charged to cost of fixed assets, see Notes 23B and 23E.

       (5)  See Note 22 regarding liens.

       (6)  See also Note 10B(1)



       B.   Company

                                                         Offices          Office
                                                        and land       Equipment           Total
                                                    -------------- --------------  -------------
                                                    NIS thousands  NIS thousands   NIS thousands
                                                    -------------- --------------  -------------

       Cost as at January 1, 2005                        * 36,275          5,793         42,068
       Additions                                           43,729            177         43,906
       Disposals                                                -            (23)           (23)
                                                    -------------- --------------  -------------
       Balance as at December 31, 2005                     80,004          5,947         85,951
                                                    -------------- --------------  -------------
       Accumulated depreciation as at January 1, 2005       4,973          2,904          7,877
       Additions                                            3,448            560          4,008
       Disposals                                                -             (8)            (8)
                                                    -------------- --------------  -------------
       Balance as at December 31, 2005                      8,421          3,456         11,877
                                                    -------------- --------------  -------------
       Write down for decline in value                    (11,707)             -        (11,707)
                                                    -------------- --------------  -------------
       Net book value as at December 31, 2005              59,876          2,491         62,367
                                                    ============== ==============  =============
       Net book value as at December 31, 2004              19,595          2,889         22,484
                                                    ============== ==============  =============


       * Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 thousand square meters, not yet registered in Koor's name. The offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

       C. The additions to fixed assets in 2005 include assets held for sale in 2004 that due to management revoking its intention to sell the property, were classified as fixed assets in 2005.



                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------


Note 11 - Intangible Assets, Deferred Tax Assets and Deferred Expenses

       A.       Consolidated

                                                                      December 31
                                                              --------------------------
                                                                      2005          2004
                                                              ------------   -----------
                                                                     NIS thousands
                                                              --------------------------


       Intangible assets-goodwill:
       ---------------------------
       Original amounts                                             15,765       808,418
       Less - accumulated amortization                              14,541       323,666
                                                              ------------   -----------
                                                                     1,224       484,752
                                                              ------------   -----------

       Licensing of products abroad:
       ----------------------------
       Original amounts                                                  -     1,144,717
       Less - accumulated amortization                                   -       474,767
                                                              ------------   -----------
                                                                         -       669,950
                                                              ------------   -----------

       Intangible assets in the purchase of products *:
       ------------------------------------------------
       Original amounts                                                  -     1,211,508
       Less - accumulated amortization                                   -       177,429
                                                              ------------   -----------
                                                                         -     1,034,079
                                                              ------------   -----------

       Marketing rights and others:
       ----------------------------
       Original amounts                                             16,940       183,494
       Less - accumulated amortization                              16,153        66,352
                                                              ------------   -----------
                                                                       787       117,142
                                                              ------------   -----------

       Deferred expenses in respect of issuance of debenture
       -----------------------------------------------------
       Original amount                                                   -        16,069
       Less - accumulated amortization                                   -         5,480
                                                              ------------   -----------
                                                                         -        10,589
                                                              ------------   -----------
       Deferred tax assets (see Note 16G)                           17,450         4,702
                                                              ------------   -----------
                                                                    19,461     2,321,214
                                                              ============   ===========





      * Including intellectual property rights, trade mark, technological know-how, etc.





                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------

Note 12 - Credit from Banks and Others

       A.       Composition:


                                             Consolidated                   Company
                                        ------------------------     ----------------------
                                             December 31                   December 31
                                        ------------------------     ----------------------
                                             2005           2004           2005        2004
                                        ---------    -----------     ----------   ---------
                                            NIS thousands                  NIS thousands
                                        ------------------------     ----------------------


       Credit from banks (B)               51,862      1,021,000          7,290     181,452

       Current maturities of long-term
       loans and debentures (Note 15)     220,265        636,200        197,425     538,278
                                        ---------     ----------     ----------    --------
                                          272,127      1,657,200        204,715     719,730
                                        =========     ==========     ==========    ========


       B. Credit from banks classified by linkage terms and interest rates:

                                                Interest rates at          Consolidate
                                                                     ----------------------
                                                      December 31           December 31
                                                                     ----------------------
                                                             2005           2005       2004
                                             --------------------    -----------  ---------
                                                                %          NIS thousands
                                             --------------------    ----------------------

       Linked to foreign currency (mainly to
       the Dollar)                                    LIBOR + 1.5        27,618     689,956


       Unlinked                                          5.5-6.75        24,244     331,044
                                                                     ----------  ----------
                                                                         51,862   1,021,000
                                                                     ==========  ==========


                                                Interest rates at             Company
                                                                     ----------------------
                                                      December 31           December 31
                                                                     ----------------------
                                                             2005           2005       2004
                                             --------------------    -----------  ---------
                                                                %          NIS thousands
                                             --------------------    ----------------------


       Linked to the Dollar                                                   -     166,427
       Unlinked                                               5.5         7,290      15,025
                                                                     ----------   ---------
                                                                          7,290     181,452
                                                                     ==========   =========


       C. See Note 22 regarding liens to secure credit.





                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
---------------------------------------------------------------------------------------------------------------------------------


Note 13 - Trade Payables


                                             Consolidated                   Company
                                        ------------------------     ----------------------
                                             December 31                   December 31
                                        ------------------------     ----------------------
                                             2005           2004           2005        2004
                                        ---------    -----------     ----------   ---------
                                            NIS thousands                  NIS thousands
                                        ------------------------     ----------------------

       Open debts                          80,391      1,550,829            558         379
       Cheques and notes payable           11,215          6,693            665           4
                                        ---------    -----------     ----------    --------
                                           91,606      1,557,522          1,223         383
                                        =========    ===========     ==========    ========




Note 14 - Other Payables





                                             Consolidated                   Company
                                        ------------------------     ----------------------
                                             December 31                   December 31
                                        ------------------------     ----------------------
                                             2005           2004           2005        2004
                                        ---------    -----------     ----------   ---------
                                            NIS thousands                  NIS thousands
                                        ------------------------     ----------------------


       Employees and
        withholdings remitted              21,523        115,774          9,403       3,213
       Provision for vacation pay and
        vacation expense allowance         11,436         56,835          5,099       4,795
       Expenses to be paid                 38,404        312,447         15,173      22,932
       Government agencies
        (including taxes)                  46,398        236,317         43,979       1,217
       Provision for warranty and repairs
        and provision for losses in
        respect of long-term contracts        921          7,636              -           -
       Payables for purchase of assets
        and investees                           -         28,002              -           -
       Severance pay payable and current
        portion of early retirement
        pensions (see Note 17)                364         47,874            364         122
       Dividend proposed by subsidiary                    29,615              -           -
       Deferred income                     24,427         20,568              -           -
       Liability in respect of securities
        that were sold short                    -         24,241              -           -
       Liabilities regarding forward
        transaction                         1,001         46,388          1,001       4,997
       Others                              58,815        173,154         20,568      11,856
                                         --------      ---------     ----------    --------

                                          203,289      1,098,851         95,587      49,132
                                         ========      =========     ==========    ========
       Includes interested parties                                          756         712
                                                                     ----------    --------





                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities

       A.       Loans



                                                  Consolidated                   Company
                                             ------------------------     ----------------------
                                             December 31                   December 31
                                             ------------------------     ----------------------
                                                  2005           2004           2005        2004
                                             ---------    -----------     ----------   ---------
                                                 NIS thousands                  NIS thousands
                                             ------------------------     ----------------------


       1.       Loans from banks             1,774,414      2,781,636      1,219,470   1,995,835
                Less - current maturities      219,265        633,852        197,425     498,270
                                             ---------    -----------     ----------   ---------
                                             1,555,149      2,147,784      1,022,045   1,497,565
                                             ---------    -----------     ----------   ---------
       2.       Loans and liabilities from
                 others:
                Shareholders in subsidiaries     7,691         19,399              -           -
                Investees                           -              -          6,713      48,133
                Receipts from
                time-sharing units              34,107         33,053              -           -
                Others                          13,349         61,323              -           -
                                             ---------    -----------      ---------   ---------
                                                55,147        113,775          6,713      48,133
                Less - current maturities        1,000          2,348              -      40,008
                                             ---------    -----------      ---------   ---------
                                                54,147        111,427          6,713       8,125
                                             ---------    -----------      ---------   ---------

                                             1,609,296      2,259,211      1,028,758   1,505,690
                                             =========    ===========      =========   =========

       3.       Loans classified by linkage terms and interest rates:

                Consolidated:

                                                     Interest rates at
                                                           December 31           December 31
                                                                          ----------------------
                                                                  2005           2005       2004
                                                  --------------------    -----------  ---------
                                                                     %          NIS thousands
                                                  --------------------    ----------------------

                Linked to the foreign currency
                (mainly Dollar)                              6.6 - 7.6       253,996     883,059

                Linked to the CPI                            3.6 - 6.2
                                                     (mainly 4.4 - 4.8)    1,359,565   1,368,683

                Unlinked                              Prime* + 0.25% -
                                                         Prime* + 0.5%       216,000     643,669
                                                                          ----------   ---------
                                                                           1,829,561   2,895,411
                Less - current maturities                                    220,265     636,200
                                                                          ----------   ---------
                                                                           1,609,296   2,259,211
                                                                          ==========   =========

*  Prime interest rate at December 31, 2005 - 6%




                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

       A.       Loans (cont'd)

       Company:


                                                     Interest rates at
                                                           December 31           December 31
                                                                          ----------------------
                                                                  2005           2005       2004
                                                  --------------------    -----------  ---------
                                                                     %          NIS thousands
                                                  --------------------    ----------------------

       a.        From banks:

                 Linked to the CPI                           4.4 - 6.2      1,210,200  1,256,006
                                                     (mainly 4.4 - 4.8)
                 Linked to the Dollar                              7.65         9,270    102,829
                 Unlinked                                                           -    637,000
                                                                          -----------  ---------
                                                                            1,219,470  1,995,835
                 Less - current maturities                                    197,425    498,270
                                                                          -----------  ---------
                                                                            1,022,045  1,497,565
                                                                          ===========  =========


                                                                                 December 31
                                                                          ----------------------
                                                                                2005        2004
                                                                          ----------   ---------
                                                                               NIS thousands
                                                                          ----------------------

       b.       From investees:

                Unlinked capital note, non-interest bearing                     6,713      8,125
                Linked to the CPI                                                   -     40,008
                                                                          -----------  ---------
                                                                                6,713     48,133
                Less - current maturities                                           -     40,008
                                                                          -----------  ---------

                                                                                6,713      8,125
                                                                          ===========  =========

       B.       Debentures

       1.       Presented as long-term liabilities:
                -----------------------------------



                                                  Consolidated                   Company
                                             ------------------------     ----------------------
                                                  December 31                   December 31
                                             ------------------------     ----------------------
                                                  2005           2004           2005        2004
                                             ---------    -----------     ----------   ---------
                                                 NIS thousands                  NIS thousands
                                             ------------------------     ----------------------


                Debentures (1)                390,854               -       390,854            -
                                             ========     ===========     =========    =========
                Debentures convertible into
                 shares of subsidiary (2)(a)        -         646,200             -            -
                                             ========     ===========     =========    =========


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

       B.       Debentures (cont'd)

       2.       Presented between long-term liabilities and shareholders'
                ---------------------------------------------------------
                equity:
                -------

                                                             Consolidated
                                                       -----------------------
                                                             December 31
                                                       -----------------------
                                                              2005        2004
                                                       -----------   ---------
                                                             NIS thousands
                                                       -----------------------


                Debentures convertible into shares of
                subsidiary (2)(b)                               -      165,091
                                                       ===========  ==========

       (1) On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million par value in debentures, as well as 800,000 options (see Note
               20D) for NIS 400 million in cash. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. The issue proceeds were allocated to the components of the package according to the fair value of the securities issued. Accordingly, the discount in respect of the debentures amounted to approximately NIS 22 million which will be amortized as finance expenses over the life of the debentures. The debentures are presented net of deferred issue costs of approximately NIS 2.6 million.

       (2)     a.     The debentures were issued by M-A Industries in a private
                      placement to institutional investors (mainly overseas).
                      M-A Industries allotted non-marketable convertible debentures in the amount of 150 million dollars par value in consideration for their par value. The debentures are for a 7-year period, linked to the dollar and bear annual interest at the rate of 1.75%. The debentures may be converted into ordinary shares of M-A Industries, of NIS
                      1 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per 1 U.S. dollar. M-A Industries has the right to force the conversion of the debentures, beginning March 22, 2007 under certain circumstances.

               b. M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 9.61 (following distribution of a dividend) par value of debentures per one ordinary share.

                      In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement in a total consideration of approximately NIS 129 million. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

                      Beginning from 2003, conversion of the debentures became probable. Accordingly, in 2004 the balance of the debentures is stated in a separate item between long-term liabilities and shareholders' equity.

       C. See Note 18A3 regarding the Koor's commitment to comply with financial covenants.

               See Note 22 regarding liens provided in connection with liabilities.



                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

       D.1. Consolidated Liabilities - (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:


                                   Loans from banks     Loans from others       Debentures               Total
                                ---------------------  --------------------  -------------------     --------------------
                                      December 31           December 31         December 31             December 31
                                ---------------------  --------------------  -------------------     --------------------
                                     2005        2004        2005      2004       2005      2004         2005        2004
                                ---------   ---------  ----------  --------  ---------  --------     --------  ----------
                                                                      NIS thousands
                                -----------------------------------------------------------------------------------------

       Second year                 17,061   1,267,441       6,000    16,884          -         -       23,061   1,284,325
       Third year                 224,902     581,537      14,691    17,660          -   165,091      239,593     764,288
       Fourth year                124,065     165,094       3,000    12,911          -         -      127,065     178,005
       Fifth year                 831,965      44,170       1,349     9,046    390,854         -    1,224,168      53,216
       Sixth year                  19,190      18,710       1,000     1,000          -         -       20,190      19,710
       Subsequent years           337,966      70,832      28,107    53,926          -   646,200      366,073     770,958
                                ---------   ---------  ----------  --------  ---------  --------    ---------   ---------
                                1,555,149   2,147,784      54,147   111,427    390,854   811,291    2,000,150   3,070,502
                                =========   =========  ==========  ========  =========  ========    =========   =========

       2.   The Company Liabilities - (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:



                                                         Loans and capital notes
                                   Loans from banks          from investees           Debentures                 Total
                                ---------------------  -------------------------  -------------------   ----------------------
                                      December 31           December 31               December 31             December 31
                                ---------------------  --------------------       -------------------   ----------------------
                                     2005        2004        2005      2004          2005        2004         2005        2004
                                ---------   ---------  ----------  --------     ---------    --------   ----------  ----------
                                                                      NIS thousands
                                ----------------------------------------------------------------------------------------------

       Second year                      -   1,027,889           -         -             -           -            -   1,027,889
       Third year                 100,000     461,000           -         -             -           -      100,000     461,000
       Fourth year                109,270           -           -         -             -           -      109,270           -
       Fifth year                 812,775       8,676           -         -       390,854           -    1,203,629       8,676
       Sixth year                       -           -           -         -             -           -            -           -
       Subsequent years                 -           -       6,713     8,125             -           -        6,713       8,125
                                ---------   ---------  ----------   -------     ---------    --------    ---------  ----------
                                1,022,045   1,497,565       6,713     8,125       390,854           -    1,419,612   1,505,690
                                =========   =========  ==========   =======     =========    ========    =========  ==========


       3.   See Note 22 for details of security pledged to secure loans.


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 16 - Taxes on Income

       A. Tax benefits under the Law for Encouragement of Capital Investments, 1959

       Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of 7 to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%. According to the alternative track, some of the plants of subsidiaries were granted a tax exemption for a two to four year period and are taxed at the preferential rate of 25% during the remaining benefits period.

       For fixed assets owned by investees who are approved enterprises, are entitled to an accelerated amortization deduction.

       In the event that an investee distributes a dividend to shareholders out of income attributable to revenues which received the approved enterprise tax exemption, the distributing investee will be required to pay the company tax (25%) it had saved in the period of the benefits.

       Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividends from its subsidiaries that would result in an additional tax liability to the Group.

       Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

       As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.

       B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law")

       The Company and its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this Law, the results for tax purposes are adjusted principally for the changes in the Consumer Price Index. However, the adjusted income under the tax laws is not always identical to the reported income according to the accounting standards of the IASB. As a result, there are differences between the earnings reported according to financial statements and the adjusted income for tax purposes.

       See Note 2S(2) and Note 16G regarding deferred taxes on such differences.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

       C.       Law for the Encouragement of Industry (Taxation), 1969:

       Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have claimed, accelerated rates of depreciation.

       D.       Tax rates applicable to income from other sources:

       Income not eligible for "approved enterprise" benefits, is subject to tax at the statutory tax rate of 34% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).

       E. Losses for tax purposes carried forward to future years and tax assessments:

       1. The consolidated balance of carryforward tax losses as at December 31, 2005 amounted to approximately NIS 2,071 million, of which NIS 1,527 million relates to Koor. Carryforward tax losses are linked to the CPI, according to the Adjustments Law.

       2. The Company has received final assessments up to and including the year ended 2002. Subsidiaries have received final assessments up to and including the year ended 2003.

       F.       Amendment to the Income Tax Ordinance

       1. On June 29, 2004, the Knesset passed the "Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2004 (hereinafter - the Amendment). The amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

                Current taxes and deferred tax balances as at December 31, 2004 were calculated based on the new tax rates prescribed in the Amendment. The effect of the change in the consolidated financial statements as at the beginning of 2004 is a decrease in income tax expenses of NIS 5 million.

       2. On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment). The Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

                The current taxes and deferred tax balances at December 31, 2005 are calculated in accordance with the new a tax rates specified in the Amendment. The effect of the change in the new tax rate on the Company's equity was approximately NIS 8 million.




                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

       G.       Deferred taxes:

       1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                        December 31
                                                                                ----------------------------
                                                                                        2005            2004
                                                                                ------------      ----------
                                                                                        NIS thousands
                                                                                ----------------------------

                Within current assets:
                ----------------------

                Provision for vacation pay and severance benefits                        276           4,527
                Operating loss and capital loss carried forwards (2)                       -          87,665
                Inventory, net of customer advances                                      (74)         65,994
                Timing differences in respect of recognition of
                income and expenses, net                                                 107            (744)
                                                                                -------------     -----------
                                                                                         309         157,442
                                                                                =============     ===========

                Within long-term assets:
                ------------------------

                Depreciation                                                         (16,403)        (21,162)
                Operating loss and capital loss carried forwards                     536,494         691,275
                Liability in respect of employee severance benefits                    1,837           1,614
                Timing differences in respect of recognition of income
                and expenses, net                                                        184            (437)
                                                                                -------------      ----------

                                                                                     522,112         671,290
                Balance not expected to be realized (1)                             (504,662)       (666,588)
                                                                                -------------      ----------
                                                                                      17,450           4,702
                                                                                =============      ==========

                Within long-term liabilities:
                -----------------------------

                Depreciation                                                             (78)       (368,424)
                Operating loss and capital loss carried forwards                            -         81,115
                Inventories, net of customer advances                                       -          9,934
                Liability in respect of employee severance benefits                         -         45,049
                Timing differences in respect of recognition of income
                and expenses, net                                                           -         (1,805)
                                                                                -------------      ----------

                                                                                          (78)      (234,131)
                                                                                ==============     ==========

                (1) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. The managements of the companies believe it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

                (2)    The Company's balances at December 31, 2004 - see Note
                       3B(2).




                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

       G.       Deferred taxes (cont'd):

       2. Balances and movement of deferred taxes in the consolidated balance sheet:




                                                                                                      Timing
                                                                                              differences in
                                                  Inventories      Provisions     Losses and      respect of
                                  Depreciable          net of             for     deductions     recognition
                                        fixed        customer        employee        carried       of income
                                       assets        advances          rights        forward    and expenses            Total
                                  -----------     -----------      ----------     ----------  --------------    -------------
                                                                        NIS thousands
                                  -------------------------------------------------------------------------------------------

       Balance as at
        January 1 2004              (391,165)             919          78,289        271,566          27,675         (12,716)
       Translation
       differences in
       subsidiaries                    7,943              (11)           (791)        (4,088)           (206)          2,847
       Adjustments to
       changes in tax rate            19,202              (93)           (918)        (9,704)         (3,404)          5,083
       Amounts charged
       to statement of
       operations                     (7,827)          75,113         (25,390)       (60,844)        (27,051)        (45,999)
       Other differences,
       net*                          (17,739)               -               -         (3,463)               -        (21,202)
                                  -----------     -----------      ----------     -----------   -------------    ------------
       Balance as at
        December 31, 2004           (389,586)          75,928          51,190        193,467          (2,986)        (71,987)

       Translation
       differences in
       subsidiaries                      124                -               -            554              18             696
       Amounts charged to
       statement of
       operations                      4,371             (117)            323        (76,615)            248         (71,790)
       Other differences,
       net *                         368,610          (75,885)        (49,400)       (85,574)          3,011         160,762
                                  -----------     ------------      ----------    -----------   -------------    ------------
       Balances as at
       December 31, 2005             (16,481)             (74)          2,113         31,832             291          17,681
                                  ===========     ============      ==========    ===========   =============    ============


       * Mainly subsidiaries that were sold/acquired, net.

       Deferred taxes were computed at tax rates of 22% - 35%.




                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

       H.       Taxes on income included in consolidated statements of operations:

       1.       Composition of income tax on continuing operations:



                                                                                  Year ended December 31
                                                                   -------------------------------------------------------
                                                                              2005                 2004               2003
                                                                   ---------------       --------------       ------------
                                                                                          NIS thousands
                                                                   -------------------------------------------------------


                Current taxes                                                5,854              236,160            107,483
                Deferred taxes                                              71,790               40,643            (30,140)
                In respect of previous years, net                            3,057               (4,473)            16,510
                                                                   ---------------       ---------------      -------------
                                                                            80,701              272,330             93,853
                                                                   ===============       ===============      =============

         2.     Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of
                Koor Group and the consolidated companies were taxable at the statutory tax rate effective in Israel at that time, and the tax amount charged in the statement of income.



                                                                                  Year ended December 31
                                                                   -------------------------------------------------------
                                                                              2005                 2004               2003
                                                                   ---------------       --------------       ------------
                                                                                          NIS thousands
                                                                   -------------------------------------------------------


                Earnings from continuing operations before
                 taxes on income                                           337,398              824,053            342,412
                                                                   ===============       ===============      =============
                Statutory tax rate                                             34%                  35%                 36%
                                                                   ===============       ===============      =============

                Theoretical tax expenses in respect
                 of these earnings                                         114,715              288,419            123,268
                Decrease in taxes resulting from
                 the following factors - the tax effect:
                Tax deducted from Koor group's equity in
                 operating results of investee companies                  (123,602)              12,271             42,022
                Tax benefits under various encouragement laws               (6,344)             (49,676)           (30,132)
                Non-deductible expenses for tax purposes                       315               15,702             19,561
                Losses for which deferred taxes were
                 not recorded                                              144,551              115,009             40,492
                Provisions for anticipated losses from the
                 sale of assets, net                                             -                    -             25,748
                Utilization of tax loss carry forwards and
                 temporary differences from prior years for
                 which deferred taxes were not created and
                 which were utilized during the current year               (62,428)             (18,935)                 -
                Deferred taxes in respect of prior years and
                 which were written-off at the reporting year                9,951               75,601                  -
                Tax losses from prior years, for which
                 deferred taxes were recorded this year                          -              (77,483)           (56,912)
                Differences between the measurement
                 basis according to the financial statement
                 to measurement basis for tax purposes                           -               11,460            (23,711)
                Taxes in respect of prior years                              3,057               (4,473)            16,510
                Effect of foreign subsidiaries *                                 -              (92,839)           (62,605)
                Others **                                                      486               (2,726)              (388)
                                                                    ---------------      ---------------      -------------
                Total taxes on income                                       80,701              272,330             93,853
                                                                    ===============      ===============      =============
                *  Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.
                ** Including influence of changes in tax rate.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net

       A.       Pension, severance pay and retirement grants:

       Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire.

       In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. As the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Group's liability for employee severance benefits.

       Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. In certain affiliates, the amounts accumulated in the pension funds are insufficient to cover such severance pay, the companies will make up the amount of the shortfall at the time of payment. In such companies, past experience indicates that the majority of the employees who continue to work until retirement age, and these companies were not required to make up amounts of the shortfall to employees who ceased being employed before retirement age. Therefore, the management of these companies believes that the probability to make up the shortfall is low and thus no provision has been included in the financial statements of these companies.
       Investees in which irregular severance has been planned or agreed upon have recorded provisions to record their liability for the supplementary amounts.

       In January 2004, the Retirement Age Law, 2004 (hereinafter - "the Law") was enacted. The Law raises the retirement age for men and women. In the estimation of the Group's management, the Law will not have a material impact on the Group's recorded liability for early pension in respect of its employees, beyond the provisions that have been recorded in respect thereof.

       B.       Funds for severance pay and retirement grants:

       The funds for severance pay and retirement include accrued linkage differences and interest, and they are deposited in severance pay funds in banks and insurance companies. Withdrawals of the funded amount is on fulfillment of the provisions of the Severance Pay Law.

       C.       Early retirement pension:

       Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).

       D.       Compensation for unutilized sick leave:

       A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55. Due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement), no provision has been made. The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------



Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

         E. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:



                                                                Consolidated                         Company
                                                         -------------------------------     -------------------------------
                                                                December 31                          December 31
                                                         -------------------------------     -------------------------------
                                                                2005                2004             2005               2004
                                                         -----------        ------------     ------------         ----------
                                                                NIS thousands                        NIS thousands
                                                         -------------------------------     -------------------------------

         Severance pay and retirement grants                   10,580           149,573              6,030              6,903

         Amount accrued for
          early retirement                                      1,602           136,233              1,602                575

         Amount accrued in respect of
          unutilized sick leave                                     -            14,177                  -                362
                                                           -----------      ------------       ------------         ----------
                                                               12,182           299,983              7,632              7,840

         Less - amount funded                                  11,771           152,995             11,081              2,865
                                                           -----------      ------------       ------------         ----------
                                                                  411           146,988             (3,449)             4,975
         Classification of excess of amount
          funded over amount accrued
          (see Note 9)                                          3,449             5,553              3,449                  -
                                                           -----------      ------------       ------------         ----------
                                                                3,860           152,541                  -              4,975
                                                           ===========      ============       ============         ==========


Note 18 - Contingent Liabilities and Commitments

     A.   Contingent liabilities

     1.   The Company:

          a. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     1.   a.   The Company (cont'd):

               On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

               In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certify the claim as a class action are remote.

               Further to the sale of shares of Telrad Networks (as described in Note 3C(1)), Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

          b. On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment is the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

               According to the Anti-Trust Law, penalties can be imposed on those who violate the Law, but the Company believes, based on its legal counsel, that the said penalties, if imposed, will not have a material effect on the financial statements. Moreover, there may be civil implications if it is possible to prove that damages were caused by the aforementioned violation. The Company is unable to assess the implications in the civil law track, if any, especially due to the fact that in the opinion of the Company and its legal counsel, for the vast majority of the period involved, the statute of limitations has expired.

          2. Indemnification in connection with the agreement for the sale of Elisra in 2002

               As part of the agreement for the sale of 30% of Koor's holdings in Elisra to Elta Electronic Industries Ltd. ("Elta") in 2002, Koor undertook to indemnify Elta for any amount of damages that will be sustained as a result of breach of the representation concerning the insurance indemnity rights to which the Elisra Group is entitled, relating to the fire that occurred at Elisra's subsidiaries' plants. Elta's right to demand payment of the indemnity in this matter carries no time limit.

          3. Pursuant to agreements with the banks, Koor undertook to maintain certain financial covenants, including a minimum equity and maximum debt of Koor and certain affiliates, a ratio of shareholders' equity to debt capital, prohibition against creating liens without prior consent of the banks and limitations stipulated in the agreement. Additionally, Koor undertook, under certain circumstances to repay part of the existing debt by using the proceeds to be received from the divestiture of certain assets, if sold.
               As at balance sheet date, Koor is in compliance with these conditions.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)
     4.   Tadiran and its investees

          Employees of a Tadiran plant that closed during 1990 filed actions against Tadiran, alleging that they sustained injuries or certain work-related illnesses resulting from alleged exposure to certain substances.

          Tadiran has insurance policies which, relying on legal opinions, substantially cover possible damages resulting from these claims. Therefore, no provisions have been made in respect of these claims. The financial statements include provisions in respect of possible damages which had been covered by an insurance company currently in liquidation. During 2005 as part of Tadiran's liquidation process, Tadiran's assets and liabilities, including the said claims, were transferred to Koor.

     5.   M-A Industries and its investees

          a)   Quality of the environment

               The activities of M-A Industries are exposed to the risks of harming the environment, since it manufactures, stores and sells chemicals. M-A Industries invests significant amounts in order to comply with the provisions of environmental laws and regulations, and in the opinion of the management, the companies are in compliance with these provisions. According to M-A Industries' insurance experts, the insurance policies provide coverage in the event of a sudden unexpected occurrence of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries does not have insurance coverage for continuous environmental pollution. Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

               In accordance with the agreement of the Ministry of the Environment, the subsidiaries decided to build facilities for biological treatment of the sewage. Construction of the facilities will last about 3 years. The management of M-A Industries estimates the total construction costs at 30-40 million dollars.

               One of the plants of M-A Industries subsidiary is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there are indications of subterranean pollution in Ramat Hovav. The investigators recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which could constitute a source of pollution of the water table in the area. The subsidiary could be required to clean the areas or relevant subterranean layers if and when it is found that it is responsible for the pollution. In recent years, various tests have been performed by different institutions for research of pollutants of the land in the Ramat Hovav area and near the site of a subsidiary in Beer Sheba.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     5.   M-A Industries and its investees (cont'd)

          a)   Quality of the environment (cont'd)

               According to the research performed by the investigators, including foreign research institutes, there is no need to clean the land, since there is no effective process for doing so. All there is to do is to prevent continuation of the pollution and natural cleaning processes will clean the land for 80 years. In management's estimation, the subsidiary is not expected to have a material effect on the financial statements, due to implementation of the recommendations as a result of the said testing.

               In May 2004, a subsidiary of M-A Industries owning additional plants at the Ramat Hovav site received notice of a change in the terms of the license, whereby the plants must change the method it uses to treat its sewage from the existing treatment, do so independently and through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of the Environment set the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Council's vaporization pools and treatment facilities.

               On October 10, 2004, a subsidiary of M-A Industries, together with the Israel Manufacturers Association and other companies, filed an administrative appeal with the Beer Sheba District Court against the Ministry of the Environment. The subject of the appeal is the additional conditions for obtaining a business license imposed on the appealing plants in May 2004 which are engaged in the treatment and discharge of sewage created by their activities. At the agreement of the parties and with the approval of the court the dispute was transferred to mediation proceedings.

               In the framework of the mediation, the Ministry of Environment Protection hired the services of a Dutch company having expertise with respect to the matter. The Dutch company's conclusions supported the Company's position that there is no treatment method of pressurized ventilation and crystallization for the type of waste material produced by the Ramat Hovav factories and it recommended to remain in the Ramat Hovav pools while improving the quality of the waste material and preventing the escape of odors and pollution into the environment. The matter is currently in the mediation process. Agreement regarding the proposed method will also update the conditions of the business license accordingly.

               In the estimation of M-A Industries management, based on its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the prospects of the administrative appeal. In the estimation of M-A Industries, if the appeal is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that M-A Industries is unable to estimate at this time.

               On November 28, 2004, the Government reached a decision approving a plan related to reducing air and water pollution deriving from the "Ramat Hovav" industrial area.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     5.   M-A Industries and its investees (cont'd)

          a)   Quality of the environment (cont'd)

               The key points of the plan are:

               a.   Treatment of the plants' sewage
                    -------------------------------

                    1. By June 30, 2006, the flow of untreated sewage to the joint biological treatment facility will be halted and each plant will treat the sewage to the quality level prescribed by the Ministry of the Environment (as derive from the additional conditions for a business license from May 2004).

                    2. By December 31, 2007, the flow of waste water to the vaporization pools will be halted and each plant will treat the waste water. To the level of quality and concentration of salts prescribed by the Ministry of the Environment (as derive from the additional conditions for a business license from May 2004).

               b.   Rehabilitation of existing vaporization pools
                    ---------------------------------------------

                    1. On January 1, 2005, the Ramat Hovav Industrial Council will begin taking action to dry and rehabilitate the area of the vaporization pools spanning 1,500 thousand square meters, in an attempt to complete the drying and rehabilitation activities by not later than the end of 2012.

                    2. The Ramat Hovav Industrial Council will submit a detailed plan and timetable for drying and rehabilitating the vaporization pools site to the Ministry of the Environment for approval by December 31, 2004.

               c.   Treatment of air pollution
                    --------------------------

                    The Ministry of the Environment will formulate and operate a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

                    As to the possible implications of the Government's decision on the activities of M-A Industries, see above.

                    In addition, a criminal complaint was filed against M-A Industries and one of its executives by the Man, Nature and Law Foundation. The complaint accuses M-A Industries that in several instances during 1999-2002, there were measurements at its Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, which created strong air pollution.
                    M-A Industries does not admit to the charges in the complaint.
                    In the opinion of M-A Industries and its legal counsel, because of the early stage of the proceedings, it is not possible to estimate the outcome of the complaints. However, according to the accepted penalty standards, there is high probability that if M-A Industries is convicted, there will not be a material impact on M-A Industries, therefore no provision has been recorded in the financial statement.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     5.   M-A Industries and its investees (cont'd)

          b) In 1995, a claim was filed against a subsidiary of M-A Industries and several other defendants, totaling approximately 45 million dollars, by a group that had acquired the rights of two banks which declared bankruptcy. The subsidiary is being sued as the guarantor of debts of agricultural cooperatives that were its former shareholders. The position of the subsidiary is that it was removed from the guarantee agreement under the terms of a subsequent agreement between the bank, the previous shareholders and a subsidiary of the former shareholders. The subsidiary's financial statements include a provision of 1.6 million dollars, based on the possibility of a compromise agreement with the plaintiffs. In the estimation of the subsidiary, based on the opinion of its legal counsel, the provision recorded is sufficient to cover any possible loss from this claim.

          c) Administrative proceedings, civil actions and other monetary claims of approximately 64 million dollars have been filed against a subsidiary of M-A Industries. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

          d) In April 2005, M-A Industries received notice from an international chemicals company that it had opened international arbitration proceedings against M-A Industries relating to a licensing and supply agreement that was signed in 1998. The amount of the claim according to the notice is 10.6 million dollars. M-A Industries recorded an adequate proper provision in its books, based on the opinion of its legal counsel.

          f) On the matter of undertakings in securitization transactions and financial covenants in respect of those transaction, see Note 3B4.

     6.   ECI Telecom Ltd. ("ECI")

          In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the directors and officers of ECtel, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI's management, based on the advice of its legal counsel, believes that the allegations made in the complaint with respect to it are without merit, therefore no provision has been recorded in the financial statements in respect thereof.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     7. A number of claims have been filed against the Company and certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. In the estimation of the managements of these companies, based on the opinions of their legal counsel, the provisions for these claims included in their financial statements, are adequate in light of the circumstances.

     8.   On fulfillment of conditions relating to an investment grant - see
          Note 16A.

     9.   On the indemnity granted to Claridge as advisor - see Note 26B(2).

     10.  Stamps duty

          In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") was applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for stamp duty.

          As of June 2003, the tax authorities notified of their intention to intensify their activities for enforcement of the law.

          The Company and certain investee companies received requests from the Tax Authorities to produce documents, as well as various notifications to make payment. The law was nullified on December 22, 2005, effective from January 1, 2006. In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the companies are not expected to have material exposure related to the Stamp Duty Law.

     11. The liability of directors and officers in the Company and in investee companies is insured by Clal Insurance Company Ltd., a member of the IDB Group, which is an interested party, in directors and officers (D&O) insurance, subject to the terms of the insurance policy. Additionally, in accordance with a resolution by the general meeting of the Company's shareholders, the Company resolved to indemnify its directors and officers against various events that the insurance does not cover, and in monetary amounts exceeding the insured amounts, all as provided in the said resolution.

     B.   Commitments

     1. Several companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (at rates of 2% - 5% of sales proceeds from products resulting from the research and development), in amounts not exceeding 100% - 150% of the amounts of the grants, linked to the dollar, received by the companies as participation in the research and development projects.

          Royalty expenses paid to the Government of Israel in respect of these research and development contracts, are as follows:
          In the year ended December 31, 2005 - NIS 2,919 thousand.
          In the year ended December 31, 2004 - NIS 29,758 thousand (mainly M-A Industries).
          In the year ended December 31, 2003 - NIS 22,902 thousand (mainly M-A Industries).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     B.   Commitments (cont'd)

     2. Certain subsidiaries have undertaken to pay royalties at the rate of 3% per year in respect of the incremental export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

     3. At December 31, 2005, the Company and subsidiaries were not committed for the purchase of fixed assets (31.12.2004 - NIS 22 million).

     4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 11 million in 2005, (NIS 43 million in 2004, NIS 50 million in 2003).

          Future minimum payments under the non-cancelable operating leases and rental fees for the years subsequent to balance sheet date, are as follows: December 31 2005
          (NIS thousands)
                                          December 31
                                      ---------------
                                                 2005
                                      ---------------
                                      (NIS thousands)
                                      ---------------
          First year                           12,235
          Second year                           2,704
          Third year                            2,577
          Fourth year                             151
          Fifth year and thereafter               132
                                      ---------------
                                               17,799
                                      ===============

     5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds as at December 31, 2005 is approximately 2.3 million dollars.


Note 19 - Convertible Securities of Investee Companies

     Option warrants to employees:

     Certain investees issued options to their employees. Employee entitlement to such options is usually accrued over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.


     Convertible debentures and options

     See Note 15B.

     At each reporting date, Koor reviews the probability that the convertible securities will be exercised. If a loss, as a result of dilution, following the convertible securities exercise, is expected, the Company records the loss.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options

     A.   Share capital is composed as follows:




                                                                 December 31, 2005                     December 31, 2004
                                                          ------------------------------       -------------------------------
                                                            Authorized        Issued and         Authorized         Issued and
                                                                             Outstanding                           outstanding
                                                          ------------     -------------       ------------      -------------

         Number of shares:
         Ordinary shares, par value
          of NIS 0.001 (1) (3) (4)                          83,932,757        16,162,467        83,932,757         16,033,213
                                                          ============     =============       ============      =============
         Deferred shares, par value
          of NIS 0.001  (2)                                 15,792,243        15,156,533        15,792,243         15,156,533
                                                          ============     =============       ============      =============

         Amount in nominal NIS:
         Ordinary shares, par value
          of NIS 0.001                                          83,933            16,162            83,933             16,033
                                                          ============     =============       ============      =============
         Deferred shares, par value
          of NIS 0.001                                          15,792            15,157            15,792             15,157
                                                          ============     =============       ============      =============



     (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 29, 2005, the share price on the TASE was NIS 252.80.

          The ADS (American Depository Shares) of the Company, each of which represents 0.2 ordinary shares, par value of NIS 0.001 ("Ordinary Shares"), are traded on the New York Stock Exchange (NYSE). The ADS price on the NYSE on December 30, 2005 was 10.99 dollars.

     (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

     (3) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares of Koor.
     (4) During 2005, options in the employee stock option plans (See C above) were exercised for 129,254 ordinary shares.


     B.   Buy-back of Company shares

     In 2000, the Company purchased 538,592 ordinary shares (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount was deducted from the shareholders' equity of the Company.

     On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a subsidiary.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

     B.   Buy-back of Company shares (cont'd)

     On May 27, 2003, a foreign institutional investor (hereinafter - "the Buyer") purchased 500,000 of the aforementioned Company shares. The Purchaser declared that the sale was effected without his requesting or receiving any information from the Company, and undertook not to trade the shares to be purchased within a specified period. The sale was effected on that day in an off-market transaction, at the market price, for total consideration of approximately NIS 43 million. On April 15, 2005, the Company sold to the foreign institutional investor 193,229 shares of the Company it had held, in an off-market transaction for consideration of approximately NIS 50 million.

     As at the balance sheet date, the Company had sold all of its holdings in its shares. The total holdings of subsidiaries in Koor's shares is 15,799 ordinary shares, and the amount deducted from shareholders' equity for the shares held is NIS 6,071 thousand.


     C.   Stock options to senior employees

     1.   1998 and 2000 plans:

          During 1998 and 2000 stock option plans were approved with the following main points:

          1. A total framework was approved for the allotment of 800,000 stock options theoretically exercisable for up to 800,000 ordinary shares of the Company.

          2. The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options.

          3. Most of the options allotted under these plans were exercised by the balance sheet date.

          4.   The balance of options outstanding at December 31, 2005:

                                  Balance of
                                 stock option          Exercise         Exercise
                 Year Plan      not exercised             price             date
             -------------  -----------------       -----------      -----------
                                                            NIS
                                                    -----------

                      1998               670            101.38           06/2006
                      2000             1,734            101.38           06/2007


          2.   2003 Plan:

               On July 27, 2003, a general meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. The key points of the Plan are:

               1) A total framework was approved for the allotment of 1,200,000 stock options, theoretically exercisable for up to 1,200,000 ordinary shares of the Company, i.e. about 6.8% of the ordinary shares (fully diluted) of the Company.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

     C.   Stock options to senior employees (cont'd)

          2) The options allotted to the trustee will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method. Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the financial benefit inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the benefit component.

          3) The exercise price of every option will be NIS 96 linked to the CPI, unless the Company decides to prescribe a higher exercise price for options that will be allotted on dates subsequent to the approval date of the plan.

          4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees.

          5) The right of every offeree to exercise the options for shares will vest in six stages during the three-year period from the record date, whereby at the end of every calendar half-year, one-sixth of the number of options allotted to the trustee on his behalf will vest.

          6)   Options not exercised by December 31, 2010 will expire.

          7) The Plan will be taxed under the Capital Gains Track, under the provisions of Section 102 of the Income Tax Ordinance and the regulations promulgated hereunder. Any tax to be imposed in respect of the exercise of the options will be borne solely by the offerees. The Company will be unable to claim any tax deduction for the expense.

          8) Also approved within the framework of the approval of Plan 2003 was the granting of 350,000 options out of the total number, to seven directors (except for two directors who are controlling shareholders in the Company, directly or indirectly), divided equally, as well as 175,000 options to the Company's CEO. The balance of the options is intended for other employees and officers of the Koor Group.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

     C.   Stock options to senior employees (cont'd)

          9)   The balance of options outstanding as at December 31, 2005:

                          Balance of
                        stock option           Exercise          Exercise
                       not exercised              price              date
                     ---------------        -----------       -----------
                                                    NIS
                                            -----------
                            722,648               96.00           12/2010
                             20,000              175.95           12/2010
                             50,000              186.20           12/2010

                             40,000              200.00           12/2010
                             10,000              209.69           12/2010
                             10,000              225.00           12/2010
                     --------------
                            852,648
                     ==============


     3. Changes in the options in respect of all stock option plans during 2005:




                                          1997 Plan         1998 Plan          2000 Plan         2003 Plan             Total
                                        -----------      ------------       ------------       -----------        ----------

         Balance as at
          beginning of year                  5,519            53,263             31,734           939,450         1,029,966
         Granted                                 -                 -                  -            60,000            60,000
         Exercised                          (5,519)          (52,593)           (30,000)         (146,802)        *(234,914)
                                        -----------      ------------       ------------       -----------        ----------
         Balance as at end
          of the year                            -               670              1,734           852,648           855,052
                                        ===========      ============       ============       ===========        ==========



     * Because of the "Benefit Component Method", a total of 129,254 ordinary shares of the Company were issued.


     D.   Option warrants to institutional investors

          In the framework of a private placement to Israeli institutional investors, as described in Note 15B(1), 800,000 option warrants were issued on April 10, 2005. Each option warrant is exercisable until April 30, 2010 into one share of the Company of a par value of NIS
          0.001 for an exercise price of NIS 300 linked to the CPI. The Company intends to register the underlying shares for trading on the Tel Aviv Stock Exchange.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

     A.   Derivative financial instruments

     The Company has entered into forward transactions, in order to reduce the overall exposure of its CPI-linked debt. As at December 31, 2005, the Company had open CPI-NIS forward contracts in the amount of NIS 200 million.

     Furthermore, the Company entered into an interest rate swap (IRS) in the amount of 50 million dollars, in order to reduce its exposure to fluctuations in interest rates. In the transaction, variable interest was exchanged for fixed interest.

     B.   Fair value of financial instruments:

     The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable, debentures and convertible debentures derivatives and other financial instruments is approximate or similar to at their fair value. With respect to the market value of certain affiliated and other companies whose shares are traded on the stock exchange, see Notes 8A(2) and 9.

     C.   Credit risk of trade receivables:

                                                              NIS millions
                                                            --------------

     Condensed data of credit risk of trade receivables
      as at December 31, 2005:
     Receivables insured by credit card companies                        3
     Receivables - Government authorities                                3
     Other receivables, including checks and                            91
      credit card companies
                                                             -------------
     Total (including non-current receivables)                          97
                                                             =============

     In Management's opinion, the financial statements include suitable provisions in respect of exposure to doubtful debts.

     The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

     F.   Linkage terms of monetary balances:

     (1)  Consolidated






                                                                            December 31, 2005
                                                     -----------------------------------------------------------------
                                                          In foreign          Linked         Unlinked           Total
                                                         currency or          to the
                                                      linked thereto             CPI
                                                     ---------------    ------------     ------------      -----------
                                                                              NIS thousands
                                                     -----------------------------------------------------------------
         Assets
         ------
         Cash and cash equivalents                           33,725               -          285,073         318,798
         Short-term deposits and investments                 91,549         186,931          106,890         385,370
         Trade receivables                                   52,337           1,285           39,922          93,544
         Other accounts receivable                           36,412             275           35,911          72,598
         Other investment and receivables                    95,587          28,594              100         124,281
                                                     ---------------    ------------     ------------      ----------

                                                            309,610         217,085          467,896         994,591
                                                     ===============    ============     ============      ==========
         Liabilities
         -----------
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                          27,618               -           24,244          51,862
         Trade payables                                      48,263               -           43,343          91,606
         Other accounts payable                              53,531           8,086          117,245         178,862
         Long-term loans and debentures
          (including current maturities)                    215,645       1,788,770          216,000       2,220,415
                                                     ---------------    ------------     ------------      ----------
                                                            345,057       1,796,856          400,832       2,542,745
                                                     ===============    ============     ============      ==========



(Table Continued)





                                                                            December 31, 2004
                                                     -----------------------------------------------------------------
                                                          In foreign          Linked         Unlinked           Total
                                                         currency or          to the
                                                      linked thereto             CPI
                                                     ---------------    ------------     ------------      -----------
                                                                              NIS thousands
                                                     -----------------------------------------------------------------

         Assets
         ------
         Cash and cash equivalents                          229,946                -          61,353          291,299
         Short-term deposits and investments                 86,387          100,790          85,330          272,507
         Trade receivables                                1,640,819            1,531         121,211        1,763,561
         Other accounts receivable                          170,572           17,211          99,585          287,368
         Other investment and receivables                   119,680           58,562          10,346          188,588
                                                     ---------------     ------------    ------------      -----------
                                                          2,247,404          178,094         377,825        2,803,323
                                                     ===============     ============    ============      ===========

         Liabilities
         -----------
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                         689,956                -         331,044        1,021,000
         Trade payables                                   1,347,165                -         227,942        1,575,107
         Other accounts payable                             687,826           39,648         328,691        1,056,165
         Long-term loans and debentures
          (including current maturities)                  1,712,562        1,368,683         685,471        3,766,716
                                                     ---------------     ------------    ------------      -----------
                                                          4,437,509        1,408,331       1,573,148        7,418,988
                                                     ===============     ============    ============      ===========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

     F.   Linkage terms of monetary balances:

     (2)  Company





                                                                            December 31, 2005
                                                     -----------------------------------------------------------------
                                                          In foreign          Linked         Unlinked           Total
                                                         currency or          to the
                                                      linked thereto             CPI
                                                     ---------------    ------------     ------------      -----------
                                                                              NIS thousands
                                                     -----------------------------------------------------------------
         Assets
         ------
         Cash and cash equivalents                              740               -          266,222         266,962
         Short-term deposits and
          investments                                        79,995         179,358           82,172         341,525
         Other receivables                                    2,865               -           12,573          15,438
         Short term loans to
          investee companies                                      -          37,212                -          37,212
         Other investments and receivables                      114               -                -             114
         Investments and other long-term receivables:
         Investee companies (including
          current maturities of loans)                          640          52,854        1,189,604       1,243,098
                                                     ---------------    ------------     ------------    ------------
                                                             84,354         269,424        1,550,571       1,904,349
                                                     ===============    ============     ============    ============
         Liabilities
         -----------
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                               -               -            7,290           7,290
         Trade payables                                          10               -            1,213           1,223
         Other accounts payable                              12,837           5,955           76,795          95,587
         Long-term liabilities (including
          current maturities of loans)                        9,270       1,601,054            6,713       1,617,037
                                                     ---------------    ------------     ------------      -----------
                                                             22,117       1,607,009           92,011       1,721,137
                                                     ===============    ============     ============    ============




(Table Continued)




                                                                            December 31, 2005
                                                     -----------------------------------------------------------------
                                                          In foreign          Linked         Unlinked           Total
                                                         currency or          to the
                                                      linked thereto             CPI
                                                     ---------------    ------------     ------------      -----------
                                                                              NIS thousands
                                                     -----------------------------------------------------------------
         Assets
         ------
         Cash and cash equivalents                            2,547                -          27,118           29,665
         Short-term deposits and
          investments                                        51,909           80,235          66,867          199,011
         Other receivables                                    1,121                -          14,869           15,990
         Short term loans to
          investee companies                                      -           12,548               -           12,548
         Other investments and receivables                      107           32,028               -           32,135
         Investments and other long-term receivables:
         Investee companies (including
          current maturities of loans)                       43,364           50,711       1,255,315        1,349,390
                                                     ---------------    ------------     ------------      -----------
                                                             99,048          175,522       1,364,169        1,638,739
                                                     ===============    ============     ============      ===========
         Liabilities
         -----------
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                         166,427                -          15,025          181,452
         Trade payables                                          43                -             340              383
         Other accounts payable                              18,864           17,143          27,436           63,443
         Long-term liabilities (including
          current maturities of loans)                      102,829        1,296,014         645,125        2,043,968
                                                     ---------------    ------------     ------------      -----------
                                                            288,163        1,313,157         687,926        2,289,246
                                                     ===============    ============     ============      ===========


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 22 - Liens and Guarantees

     A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. In addition, pledged a portion of their shares in investee companies.

          For additional information regarding assets pledged relating to fixed asset investment grants, see Note 10A(2)


     B.   The balances of secured liabilities are as follows:

                                                             Consolidated
                                                         ----------------------
                                                              December 31
                                                         ----------------------
                                                            2005           2004
                                                         -----------  ---------
                                                            NIS thousands
                                                         ----------------------

          Credit from banks                               16,433        333,113
          Loans from banks and others and debentures
           (including current maturities), see Note      539,034      2,017,912
          15, and also C below                         ----------    ----------
                                                         555,467      2,351,025
                                                       ==========    ==========

     C. Guarantees to banks and others for loans and for assuring credit lines and other guarantees given by the Company in favor of: Consolidated Company December 31 December 31 2005 2004 2005 2004 NIS thousands NIS thousands

                               Consolidated                    Consolidated
                           --------------------           ----------------------
                              December 31                     December 31
                           --------------------           ----------------------
                            2005          2004              2005           2004
                           --------    --------           -----------  ---------
                              NIS thousands                   NIS thousands
                           --------------------           ----------------------

          Subsidiaries (1)  260,794    240,151           260,794        240,151
          Others             13,640     31,232                40            150
                           --------   --------           -------        --------
                            274,434    271,383           260,834        240,301
                           ========   ========           =======        ========

          (1) Includes NIS 132 million (NIS 125 million in 2004) that Koor granted to Bezeq in connection with Bezeq's agreement to transfer ownership of the public switching activities to a third party. (See Note 18A(1)(a))

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations

     A.   Revenues from sales and services, net - Consolidated:





                                                                                        Year ended December 31
                                                                              -------------------------------------------------
                                                                                    2005               2004               2003
                                                                              ----------    ---------------       -------------
                                                                                            NIS thousands
                                                                              -------------------------------------------------
         Local:
         -----
         Industrial operations                                                   24,580            266,785           239,219
         Trading operations                                                     291,309            504,676           245,095

         Abroad:
         -----
         Industrial operations - export and
          international operations                                              427,853          6,446,300         5,165,766
         Trading operations                                                     244,640            789,852           688,546
                                                                              ----------       ------------      ------------

         Total *                                                                988,382          8,007,613         6,338,626
                                                                              ==========       ============      ============


     B.   Cost of sales and services - consolidated:



                                                                                        Year ended December 31
                                                                                -----------------------------------------------
                                                                                     2005              2004               2003
                                                                                ---------   ---------------       -------------
                                                                                            NIS thousands
                                                                                -----------------------------------------------
         Industrial operations:
         ---------------------

         Materials                                                                248,829        3,320,256           2,235,687
         Labor                                                                     96,522          428,622             397,269
         Subcontracted work                                                         7,146           41,640              49,725
         Depreciation and amortization                                             11,908          146,204             147,683
         Research and development expenses, net (*)                                   924          215,953             224,768
         Other                                                                     29,360          525,788             404,285
                                                                                ----------     ------------        ------------
                                                                                  394,689        4,678,463           3,459,417
         Less - expenses charged to fixed assets                                        -            3,949               4,208
                                                                                ----------     ------------        ------------
                                                                                  394,689        4,674,514           3,455,209
         (Decrease) increase in inventory of goods and
          work in process                                                          (2,660)         (16,506)              3,105
                                                                                ----------     ------------        ------------
                                                                                  392,029        4,658,008           3,458,314
         Increase in inventory of finished goods                                  (13,335)        (175,467)            (20,547)
                                                                                ----------     ------------        ------------
                                                                                  378,694        4,482,541           3,437,767
                                                                                ----------     ------------        ------------
         Trading operations:
         ------------------

         Merchandise                                                               26,362          438,594             471,310
         Labor                                                                     63,311           55,394              93,235
         Depreciation                                                              25,365           26,155              26,873
         Others                                                                   307,925          274,931             200,099
                                                                                ----------     ------------        ------------
                                                                                  422,963          795,074             791,517
                                                                                ----------     ------------        ------------
                                                                                  801,657        5,277,615           4,229,284
                                                                                ==========     ============        ============
         (*) Net of grants and participations that were
             received and royalties that were paid                                    924            8,219              (8,446)
                                                                                ==========     ============        ============


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

     C.   Selling and marketing expenses - consolidated:

                                                 Year ended December 31
                                        ----------------------------------------
                                          2005               2004           2003
                                        ---------   --------------     ---------
                                                    NIS thousands
                                        ----------------------------------------
         Salaries                         34,218          282,044       203,345
         Commissions                      16,462          149,584       138,024
         Advertising expenses              9,707           36,135        21,224
         Depreciation and amortization       596          112,093        95,455
         Other                            28,163          486,208       376,985
                                        ---------   --------------    ----------
                                          89,146        1,066,064        835,033
                                        =========   ==============    ==========


     D.   General and administrative expenses:




                                                Consolidated                                      Company
                                       --------------------------------------         --------------------------------------------
                                           Year ended December 31                          Year ended December 31
                                       --------------------------------------         --------------------------------------------
                                         2005            2004            2003           2005            2004                  2003
                                       ------  --------------   -------------         ------   -------------      ----------------
                                               NIS thousands                                   NIS thousands
                                       --------------------------------------         --------------------------------------------

         Salaries                     72,240         190,086         171,067          27,187          22,399          17,325
         Bad and
          doubtful debts               3,733          54,766          36,061               -               -               -
         Depreciation and
          amortization                 4,638          22,542          22,374           1,283           1,262           1,342
         Other                        83,353         192,951         154,939          28,825          22,987          22,497
                                     --------       ---------       ---------       --------         -------         --------

                                     163,964         460,345         384,441          57,295          46,648          41,164
                                     ========       =========       =========       ========         =======         ========


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

     E.   Financing expenses, net:



                                                Consolidated                                      Company
                                       --------------------------------------         ----------------------------------------
                                           Year ended December 31                          Year ended December 31
                                       --------------------------------------         ----------------------------------------
                                         2005            2004            2003           2005            2004              2003
                                       ------  --------------   -------------         ------   -------------      ------------
                                               NIS thousands                                   NIS thousands
                                       --------------------------------------         ----------------------------------------

         In respect of
          convertible
          debentures                         -         18,942          15,319              -               -               612
         In respect of
          debentures                    26,512               -              -         26,512               -                 -
         In respect of
          long-term loans              155,387         199,326        141,078        122,391         111,396            94,641
         In respect of
          short-term loans
          and credit                    36,660          77,298        181,423         23,800          10,756           (2,458)
         Amortization of
          capital raising
          expenses                           -          4,334           2,106              -               -                 -
         Gains from
          marketable
          securities, net              (27,545)        (22,393)       (68,757)       (25,540)       (18,568)          (61,974)
         Interest
          capitalized to
          fixed assets and
          work in process                    -               -           (305)             -               -                 -
         Expenses
          (income) from
          balance with
          investees, net                     -               -              -           (302)          1,430           (2,833)
         Expenses
          (income) from
          deposits and
          others, net                   (8,057)         (5,423)       (34,376)        (2,025)          5,792             7,120
                                      ---------       ---------      ---------      ---------       ---------          -------
                                       182,957         272,084        236,488        144,836         110,806            35,108
                                      =========       =========     ==========      =========       =========          =======



                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

     F.   Other income (expenses), net





                                                                                                  Year ended December 31
                                                                              ------------------------------------------
                                                                                  2005               2004           2003
                                                                              -----------   --------------     ---------
                                                                                              NIS thousands
                                                                              ------------------------------------------

     1.   Consolidated:

         Sale of investments and activities in investees
          (including changes in rates of holding)                                308,025          223,095         22,211
         Expenses relating to the termination of activities
          and sale and write-down of assets, net                                 (68,746)         (73,523)      (107,031)
         Supplemental severance pay and pensions                                 (38,531)         (45,356)         8,329
         Management services - affiliated companies                               13,820              455            293
         Securitization costs (see Note 3B(4))                                         -          (27,783)       (16,112)
         Compensation for damages                                                      -                -          3,017
         Amortization of goodwill                                                   (507)        (131,934)      (113,545)
         Miscellaneous, net                                                        9,144          (17,346)         8,599
                                                                              -----------      -----------    -----------

                                                                                 223,205          (72,392)      (194,239)
                                                                              ===========      ===========    ===========



                                                                                                  Year ended December 31
                                                                              ------------------------------------------
                                                                                  2005               2004           2003
                                                                              -----------   --------------     ---------
                                                                                              NIS thousands
                                                                              ------------------------------------------

     2.   Company:

         Profit from sale of investments in
          investee companies                                                     424,261          212,024          7,039
         Write-down in value of long-term assets                                       -                -        (12,382)
         Rental income, net*                                                       7,202            8,135          7,216
         Capital gain from sale of fixed assets                                       (7)               -            (96)
         Dividend                                                                 10,389            4,701              -
         Miscellaneous, net                                                       (3,712)          10,099          3,914
                                                                              -----------      -----------    -----------
                                                                                 438,133          234,959          5,691
                                                                              -----------      -----------    -----------

         *  Depreciation included in the item                                        760              760            668
                                                                              ===========      ===========    ===========



                                                                              84




                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)


     G.   Koor's equity in the operating results of investee companies, net

     1.   Consolidated: Year ended December 31 2005 2004 2003 NIS thousands



                                                                                    Year ended  December 31
                                                                      -------------------------------------------------------
                                                                               2005                2004                  2003
                                                                      --------------   ------------------    ----------------
                                                                                          NIS thousands
                                                                      -------------------------------------------------------

          Affiliated companies, net                                         430,492             (10,779)             (110,955)
          Amortization of goodwill                                          (66,957)            (24,281)               (5,774)
                                                                      -------------           ----------           -----------
                                                                            363,535             (35,060)             (116,729)
                                                                      =============           ==========           ===========


2.       Company:

                                                                                    Year ended  December 31
                                                                      -------------------------------------------------------
                                                                               2005                2004                  2003
                                                                      --------------   ------------------    ----------------
                                                                                          NIS thousands
                                                                      -------------------------------------------------------

         Equity of Koor in operating results                                195,115              57,192                51,709
         Amortization of goodwill                                           (60,499)            (30,992)              (15,439)
                                                                      --------------          ----------           -----------
         Total*                                                             134,616              26,200                36,270
                                                                      ==============          ==========           ===========
         Dividend received/proposed                                          22,019              74,201                23,043
                                                                      ==============          ==========           ===========



         *Composition:


                                                                                    Year ended  December 31
                                                                      -------------------------------------------------------
                                                                               2005                2004                  2003
                                                                      --------------   ------------------    ----------------
                                                                                          NIS thousands
                                                                      -------------------------------------------------------

         Subsidiaries                                                       260,441            122,172               151,053
         Proportionately consolidated companies                             (75,199)           (61,114)                    -
         Affiliates                                                         (50,629)           (34,858)             (114,783)
                                                                      --------------          ----------           -----------
                                                                            134,616             26,200                36,270
                                                                      ==============          ==========           ===========




                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)


     H. Income (expenses) from investee companies and their participation in expenses - Company



                                                                   Year ended December 31
                                      -------------------------------------------------------------------------------------------
                                               2005                           2004                                2003
                                      -----------------------------   ----------------------------  -----------------------------
                                       Consolidated     Affiliated    Consolidated     Affiliated   Consolidated      Affiliated
                                       companies        companies      companies       companies     companies        companies
                                      -------------     ----------    ------------     ----------   ------------      -----------
                                                                        NIS thousands
                                      -------------------------------------------------------------------------------------------

         Income from
          management
          services                           2,057        17,967          22,334               -         25,006                -
                                      =============     ==========    ============     ==========   ============      ===========

         Administrative
          expenses -
         Salary and other
          administrative
          expenses                           2,751             -           1,457               -         1,679                -
                                      =============     ==========    ============     ==========   ============      ===========

         Financing
          income
          (expenses), net                     (302)            -           1,430               -        (2,828)             (5)
                                      =============     ==========    ============     ==========   ============      ===========

         Rental income,
          net                                    -         7,200               -               -             -               -
                                      =============     ==========    ============     ==========   ============      ===========


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-- ----------------------------------------------------------------------------


Note 24 - Discontinued Operations

     1. On November 30, 2005 the closing of the transactions for the sale of Elisra to Elbit took place, in accordance with the agreements from July 6, 2005. See Note 3D.

          Following are the assets and liabilities relating to the discontinued operations:




                                                                                  Year ended December 31
                                                                             ---------------------------------------
                                                                                        2005                    2004
                                                                             ---------------   ---------------------
                                                                               NIS thousands        NIS thousands
                                                                             ---------------   ---------------------

         Assets related to discontinued operations:
         -----------------------------------------
         Cash and cash equivalents                                                         -             297,507
         Short-term deposits and investments                                               -              39,660
         Trade receivables                                                                 -             364,991
         Other accounts receivable                                                         -              36,762
         Inventories and work in progress,
          net of customer advances                                                         -             123,255
         Other long-term investments and receivables                                       -             111,508
         Fixed assets, net                                                                 -             108,306
         Intangible assets, deferred tax assets and deferred expenses                      -              27,660
                                                                                 -----------   ---------------------
         Total assets                                                                      -           1,109,649
                                                                                 ===========   =====================

         Liabilities related to discontinued operations:
         ----------------------------------------------
         Credit from banks and others                                                      -              75,880
         Trade and other payables                                                          -             323,935
         Customer advances                                                                 -             180,807
         Bank loans, net of current maturities                                             -              60,312
         Customer advances, net of costs incurred on projects                              -             142,164
         Deferred taxes                                                                    -               6,284
         Liability for employee severance benefits, net                                    -              43,309
         Minority interest                                                                 -              83,689
                                                                             ---------------   ---------------------
                                                                                           -             916,380
                                                                             ===============   =====================


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-- ----------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

     1.       (cont'd)

     Following are the results of operations of the discontinued operations, as included in the financial statements for the year ended December 31:




                                                                                  2005               2004              2003
                                                                         --------------     -------------     -------------
                                                                         NIS thousands      NIS thousands     NIS thousands
                                                                         --------------     -------------     -------------

         Revenues and earnings
         Revenue from sales and services                                       969,235          1,109,524         1,255,490
         Other income, net                                                     142,734                  -                 -
                                                                         --------------     -------------     -------------
                                                                             1,111,969          1,109,524         1,255,490

         Costs and losses
         Cost of sales and services                                            894,249            940,111         1,096,978
         Selling and marketing expenses                                         91,817             85,454            91,431
         General and administrative expenses                                    50,996             55,795            68,253
         Koor Group's equity in the operating results of                             -                  -               130
         Finance expenses, net                                                   3,271               (675)           (6,452)
         Other expenses, net                                                         -             12,265            27,614
                                                                         --------------     -------------     -------------
                                                                             1,040,333          1,092,950         1,277,954
                                                                         --------------     -------------     -------------

         Earnings before income tax                                             71,636             16,574           (22,464)
         Income tax                                                            (15,874)            (9,485)           10,069
                                                                         --------------     -------------     -------------
                                                                                55,762              7,089           (12,395)

         Minority interest in subsidiaries' results, net                        44,116             (1,821)            4,290
                                                                         --------------     -------------     -------------

         Net earnings for the year                                              99,879              5,268            (8,105)
                                                                         ==============     =============     ==============


     2.   Koor Trade Ltd.

     In 2005, the Board of Directors of the Group granted the Group's management the authority to sell the Group's entire holding in Koor Trade Ltd. The management is of the opinion that the closing of the transaction will take place during 2006. Therefore the activities of Koor Trade have been classified as discontinued operations. The Company recorded a provision in the amount of approximately NIS 20 million for impairment in value of its investment in Koor Trade, based on indicators relating to the fair value of the investment, including a valuation by an external valuation expert.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-- ----------------------------------------------------------------------------

Note 24 - Discontinued Operations (cont'd)

     2.   Koor Trade Ltd. (cont'd)

     Following are the assets and liabilities relating to the discontinued operation as at December 31:





                                                                                                      2005              2004
                                                                                             -------------     -------------
                                                                                             NIS thousands     NIS thousands
                                                                                             -------------     -------------

         Assets related to discontinued operation:
         ----------------------------------------
         Cash and cash equivalents                                                                  30,379            28,504
         Short-term deposits and investments                                                         4,713             4,671
         Trade receivables                                                                          52,233            48,910
         Other accounts receivable                                                                  32,348             5,259
         Inventories                                                                                19,516            12,971
         Investments in affiliates                                                                  18,530            48,899
         Other long-term investments and receivables                                                26,546                 -
         Fixed assets, net                                                                           6,989             5,555
         Intangible assets, deferred tax assets
          and deferred expenses, net                                                                 7,562            8,584
                                                                                             -------------     -------------
                                                                                                   198,816           163,353
                                                                                             =============     =============
         Liabilities related to discontinued operation:
         ---------------------------------------------
         Credit from banks and others                                                                9,629             5,376
         Trade and other payables                                                                  147,884            56,589
         Customer advances                                                                              55             2,458
         Other loans, net of current maturities                                                        156             3,380
         Liability for employee severance
          benefits, net                                                                              1,645             1,318
         Minority interest                                                                             679               369
                                                                                             -------------     -------------
                                                                                                   160,048            69,490
                                                                                             =============     =============


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-- ----------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

     2.   Koor Trade Ltd. (cont'd)

     Following are the results of operations of the discontinued operations, as included in the financial statements, for the year ended December 31:




                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          NIS thousands      NIS thousands     NIS thousands
                                                                          -------------      -------------     -------------
         Revenues and earnings
         Revenue from sales and services                                       157,171             111,536           96,314
         Group's equity in the operating results
          of affiliates, net                                                   (33,674)              7,373             3,036
         Other income                                                                -               5,898             2,132
                                                                          -------------      -------------     -------------
                                                                               123,497             124,807           101,482
                                                                          -------------      -------------     -------------
         Costs and losses
         Cost of sales and services                                            110,160              69,953            66,682
         Selling and marketing expenses                                         28,827              20,686            13,993
         General and administrative expenses                                    11,524               9,864             8,050
         Other expenses                                                         18,068                  -                 -
         Finance expenses, net                                                   1,409                (47)           (1,836)
                                                                          -------------      -------------     -------------
                                                                               169,988             100,456            86,889
                                                                          -------------      -------------     -------------

         Earnings before income tax                                            (46,491)             24,351           14,593
         Income tax                                                             (2,855)            (5,285)           (1,588)
                                                                          -------------      -------------     -------------
                                                                               (49,346)             19,066            13,005
         Minority interest in subsidiaries' results, net                          (151)              (146)              (91)
                                                                          -------------      -------------     -------------

         Net earnings (loss) for the year                                      (49,497)             18,920            12,914
                                                                          =============      =============     =============


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 25 - Business Segments

     A.   The Koor Group operates in the following business segments:

          Most of the Group's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions and appears as an affiliated company as of the end of the second quarter of 2005, and ECI Telecom Ltd., an affiliated company, that provides solutions for broadband access networks and transmission optical networks. In addition, the telecommunications segment includes a number of subsidiaries that develop and market equipment in the fields of microwave and cellular communications.

          The Group's agrochemical activities are carried out through M-A Industries considered one of the world's foremost manufacturer of generic crop protection solutions. M-A Industries produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the M-A Industries is engaged in specialty aroma chemicals and other different kinds of chemicals. As of 2005, M-A Industries is included in the financial statements according to the equity method.

          Activities in venture capital investments are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences.

          The Group's tourism activities are conducted primarily by Sheraton Moriah, which holds the Sheraton Hotel chain in Israel, Isram, a group tour operator that operates worldwide and Knafayim-Arkia (an affiliated company until the third quarter of 2004) which holds 40% of the EL-AL airline company and provides aviation and holiday services and leases aircrafts to other companies.


     B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately. Segment operating earnings include all costs and expenses directly related to the relevant segment and for those that benefit more than one segment, are charged on a proportionate basis. Identifiable assets and liabilities by industry segments are those that are used by Koor in its activities in each segment.



                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

     C.   Data regarding business segments of the Koor Group - consolidated:

                                                                   Year ended December 31
                                 -----------------------------------------------------------------------------------------------
                                             2005                          2004                            2003
                                 ----------------------------   ---------------------------    ---------------------------------
                                 NIS thousands              %   NIS thousands             %    NIS thousands                %
                                 -------------  -------------   -------------   -----------    -------------  ------------------


         Revenues and
          earnings

         Telecommunication*            452,433           45.77       671,531             8.39       827,001            13.05
         Agro-chemicals                      -               -     6,895,238            86.11     5,191,913            81.91
         Tourism                       526,194           53.24       430,280             5.37       309,264             4.88
         Others                          9,755            0.99        10,564             0.13        10,448             0.16
                                 -------------  --------------  -------------   -------------  -------------  -----------------
         Total                         988,382          100.00     8,007,613           100.00     6,338,626           100.00
                                 =============  ==============  =============   =============  =============  =================
         * Including sales
          to major customer            180,130                       586,114                        753,863
                                 =============                  =============                  =============





                                                                   Year ended December 31
                                 -----------------------------------------------------------------------------------------------
                                             2005                          2004                            2003
                                 ----------------------------   ---------------------------    ---------------------------------
                                 NIS thousands              %   NIS thousands             %    NIS thousands                %
                                 -------------  -------------   -------------   -----------    -------------  ------------------

         Earnings before
          income tax

         Telecommunication            (30,613)         (5.41)       (110,617)          (9.85)       ( 56,638)         (9.16)
         Defense electronics           56,180           9.93         (20,000)          (1.78)              -              -

         Agro-chemicals               559,093          98.81       1,263,541          112.53         789,213         127.61
         Venture capital
          investments                 (41,472)         (7.33)        (43,327)          (3.86)        (71,499)        (11.56)
         Tourism                       27,646           4.89          36,651            3.26         (45,024)         (7.28)
         Others                        (5,006)         (0.89)         (3,414)          (0.30)          2,433           0.39
                                 -------------  --------------  -------------   -------------  -------------  -----------------
         Total                        565,828         100.00       1,122,834          100.00         618,485         100.00
                                 =============  ==============  =============   =============  =============  -----------------

         Joint general
          expenses                    (45,473)                       (26,697)                        (39,585)
         Financing
          expenses, net              (182,957)                      (272,084)                       (236,488)
                                 -------------                  -------------                  -------------

         Earnings before
          income tax                  337,398                        824,053                         342,412
                                 =============                  =============                  =============


                                                                              92






                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group (cont'd):

         The Koor Group's equity in the results of investee companies, net:


                                                                  Year ended December 31
                                --------------------------------------------------------------------------------------------
                                            2005                            2004                           2003
                                -----------------------------   -----------------------------  -----------------------------
                                NIS thousands               %   NIS thousands               %  NIS thousands               %

----------------------------------------------------------------------------------------------------------------------------
         Telecommunications            29,954           8.24         (15,919)         (45.40)       (101,795)         (87.21)
         Defense
          electronic                  (23,288)         (6.40)        (20,000)         (57.05)              -               -
         Agro-chemicals               360,469          99.16               -               -               -               -
         Venture capital
          investments                    (755)         (0.21)           (329)          (0.94)           (329)          (0.28)
         Tourism                       (1,769)         (0.49)         (1,148)          (3.27)        (12,407)         (10.63)
         Others                        (1,076)         (0.30)          2,336            6.66          (2,198)          (1.88)
                                 -------------     ----------    ------------     -----------    ------------     -----------

                                      363,535         100.00         (35,060)        (100.00)       (116,729)        (100.00)
                                 =============     ==========    ============     ===========    ============     ===========








                                                                                   December 31
                                                       -----------------------------------------------------------------------
                                                                     2005                                   2004
                                                       -----------------------------------------------------------------------
                                                         NIS thousands                   %      NIS thousands                %
                                                       ---------------          ----------     --------------     ------------

         Identifiable assets
         Telecommunications                                    175,618              14.51             590,591             5.93
         Agro-chemicals                                              -                  -           8,242,246            82.72
         Venture capital investments                           121,444              10.04             175,818             1.76
         Tourism                                               802,569              66.32             761,147             7.64
         Others                                                110,508               9.13             194,233             1.95
                                                        --------------          ---------       -------------     ------------

         Total                                               1,210,139             100.00           9,964,035           100.00
                                                                                =========                         ============

         Joint assets                                        1,215,288                              566,056
         Affiliated companies*                               2,668,193                            1,326,261
         Assets relating to discontinued
          operations                                           198,816                            1,273,002
                                                         -------------                          -----------

                                                             5,292,436                           13,129,354
                                                         =============                          ===========

         *Investments in affiliated companies are as follows:

         Telecommunications                                   906,237                               738,782
         Defense electronics                                        -                               602,134
         Agro -chemicals                                    1,690,397                                     -
         Tourism and others                                    71,559                               (14,655)
                                                          -----------                           ------------

                                                            2,668,193                             1,326,261
                                                          ===========                           ============







                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 25 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group (cont'd):



                                                                                   December 31
                                                       ----------------------------------------------------------------------
                                                                     2005                                   2004
                                                       ----------------------------------------------------------------------
                                                         NIS thousands                %      NIS thousands                  %
                                                       ---------------       ----------     --------------    ---------------

         Identifiable liabilities

         Telecommunications                                    91,124             41.87            260,177              10.37
         Agro-chemicals                                             -                 -          2,089,083              83.30
         Tourism                                              116,128             53.37             79,099               3.16
         Others                                                10,363              4.76             79,532               3.17
                                                       --------------        ----------     --------------    ---------------

         Total segments                                       217,615            100.00          2,507,891             100.00
                                                                             ==========                       ===============

         Joint liabilities                                     54,908                               49,515


         Financing commitments                              2,272,277                            4,562,611

         Others                                                48,252                              513,634

         Liabilities relating to discontinued
          operations                                          159,369                              901,812
                                                       --------------                       --------------

                                                            2,752,421                            8,535,463
                                                       ==============                       ==============






                                                                  Year ended December 31
                                --------------------------------------------------------------------------------------------
                                            2005                            2004                           2003
                                -----------------------------   ----------------------------   -----------------------------
                                NIS thousands               %   NIS thousands              %   NIS thousands               %
                                -------------    ------------   -------------    -----------  --------------   -------------

          Capital
          investments:
         Telecommunications             7,529          28.00          21,825           2.56           7,449            2.56
         Agro-chemicals                     -              -         816,287          95.44         277,195           95.44
         Tourism                       19,125          71.11          12,735           1.63           4,722            1.63
         Others                           239           0.89             148           0.37           1,061            0.37
                                -------------    ------------   ------------     -----------  -------------   ------------

         Total segments                26,893         100.00         850,995         100.00         290,427         100.00
                                                 ============                    ==========                    ============

         Corporate assets                 177                            423                            392
                                -------------                   ------------                  -------------

                                       27,070                        851,418                        290,819
                                =============                   ============                  =============



                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group (cont'd):



                                                                  Year ended December 31
                                --------------------------------------------------------------------------------------------
                                            2005                            2004                           2003
                                ----------------------------    -----------------------------   ----------------------------
                                NIS thousands              %    NIS thousands               %   NIS thousands              %
                                ----------------------------    -----------------------------   ----------------------------

         Depreciation and
          amortization:
         Telecommunications           13,243           32.33          32,281           7.58          45,055            11.28
         Agro-chemicals                    -               -         364,995          85.74         318,492            79.71
         Tourism                      27,721           67.67          28,416           6.68          35,822             8.97
         Others                            -               -              17              -             193             0.04
                                ------------      ----------    ------------    -----------     -----------     ------------
         Total segments               40,964          100.00         425,709         100.00         399,562          100.00
                                                  ==========                    ===========                     ============

         Corporate assets              1,956                           1,183                         13,050
                                ------------                    ------------                    -----------

                                      42,920                         426,892                        412,612
                                ============                    ============                    ===========





          D. Revenues from sales and services by geographic destinations according to customer location



                                                                                                Year ended December 31
                                                                                ---------------------------------------------
                                                                                         2005             2004           2003
                                                                                -------------    -------------     ----------
                                                                                                  NIS thousands
                                                                                ---------------------------------------------

         North America                                                                517,875        1,443,596      1,032,421
         Europe                                                                       109,872        3,062,793      2,357,259
         South America                                                                 11,950        1,946,416      1,565,019
         Asia and Australia                                                            17,527          566,494        614,054
         Africa                                                                        15,269          216,853        285,559
         Israel                                                                       315,889          771,461        484,314
                                                                                -------------     ------------     ----------

                                                                                      988,382        8,007,613      6,338,626
                                                                                =============     ============     ==========







                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 26 - Transactions and Balances with Related Parties

         A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

         1.       Claridge Group (hereinafter - ("Claridge")

         2.       Anfield Ltd.

         3.       I.D.B. Development Corp. Ltd. (as of May 25, 2005)


         B.       Transactions with Related Parties - Company

         1.       Directors (*)

                                                                                               Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2005               2004              2003
                                                                                --------           --------          --------
                                                                                                   NIS thousands
                                                                                ---------------------------------------------
                  Directors not employed by the Company,
                  in respect of annual compensation and
                  participation in meetings:

                  Claridge Group                                                     126                116               115
                                                                                ========           ========          ========
                  Number of directors                                                  2                  2                 3
                                                                                ========           ========          ========

                  Other directors                                                    539                516               442
                                                                                ========           ========          ========
                  Number of directors                                                  7                  8                 8
                                                                                ========           ========          ========


                  (*) Including directors who have been replaced during the year.





                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 26 - Transactions and Balances with Related Parties (cont'd)

         B.    Transactions with Related Parties - Company (cont'd)

         2.    General and administrative expenses

                                                                                             Year ended December 31
                                                                                ---------------------------------------------
                                                                                    2005               2004              2003
                                                                                --------           --------          --------
                                                                                              NIS thousands
                                                                                ---------------------------------------------

               Interested parties                                                  4,156              1,788             1,789
                                                                                ========           ========          ========

               The Company has agreements with Claridge for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage. In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed 400,000 dollars. The agreements with Claridge are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

               As of 2005, the Group entered into an agreement with an insurance company in the IDB Group regarding insurance and indemnification of interested parties. See Note 18A(11).

         3. See Note 20C(2)(h) regarding options granted to interested parties.


Note 27 - Earnings Per Share

         A. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings per NIS 1 par value of the shares:

                                                                                               Number of ordinary shares
                                                                                ------------------------------------------------
                                                                                         2005             2004              2003
                                                                                -------------     ------------      ------------

         Total share capital used in the computation of
          earnings per share                                                       16,555,143       16,381,279        15,716,725
                                                                                =============     ============      ============


         B. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 3% December 31, 2004 - 3.5%, December 31, 2003 - 4%) for securities linked to the CPI.


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 28 - Events Subsequent to the Balance Sheet Date

         In January 2006, Koor signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions.

         The transaction is subject to the receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner, which as at the date of these financial statements have still not been received.

         According to the agreement, Koor was allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 105 million.